Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___May___ 2005
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____





                  This Form 6-K consists of the following:


                      TELUS Corporation First Quarter
                    Management's Discussion and Analysis
                   and Consolidated Financial Statements



 Forward-looking statements
    =========================================================================
        This document and the Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, guidance, expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; human resources (including the ongoing impact and outcome of outstanding labour relations issues and collective bargaining); technology (including reliance on systems and information technology); regulatory developments; process risks (including conversion of legacy systems); manmade and natural threats; health and safety; litigation; business continuity events; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the 2004 Annual Report, Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

    For further information, see Section 10: Risks and uncertainties in TELUS' annual 2004 Management's discussion and analysis, and updates included in Section 10 of this first quarter interim report.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
    ==========================================================================

    Management's discussion and analysis - May 4, 2005

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the periods ended March 31, 2005 and 2004, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
    TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee on May 3, 2005 and approved by TELUS' Board of Directors on May 4, 2005. All amounts are in Canadian dollars unless otherwise specified.
    The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units and segments. On a consolidated basis, non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, reconciled with their nearest GAAP measure and be given no more prominence than the closest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

    Management's discussion and analysis contents

    -------------------------------------------------------------------------
    Section                         Contents
    -------------------------------------------------------------------------
    1.  Overall performance         A summary of 2005 first quarter
                                    consolidated results
    -------------------------------------------------------------------------
    2.  Core business, vision and   Recent examples of TELUS' activities in
        and strategy                support of its six strategic imperatives
    -------------------------------------------------------------------------
    3.  Key performance drivers     Recent examples of TELUS' activities in
                                    support of its key performance drivers
    -------------------------------------------------------------------------
    4.  Capability to deliver       An update on TELUS' capability to deliver
        results                     results
    -------------------------------------------------------------------------
    5.  Results from operations     A detailed discussion of operating
                                    results for 2005
    -------------------------------------------------------------------------
    6.  Financial condition         A discussion of significant changes in
                                    the balance sheet since the beginning
                                    of the year
    -------------------------------------------------------------------------
    7.  Liquidity and capital       A discussion of cash flow, liquidity,
        resources                   credit facilities, off-balance sheet
                                    arrangements and other disclosures
    -------------------------------------------------------------------------
    8.  Critical accounting         A description of accounting estimates,
        estimates and accounting    which are critical to determining
        policy developments         financial results, and changes to
                                    accounting policies
    -------------------------------------------------------------------------
    9.  Revised guidance            A discussion of revisions to its
                                    guidance for 2005
    -------------------------------------------------------------------------
    10. Risks and uncertainties     A update of risks and uncertainties
                                    facing TELUS
    -------------------------------------------------------------------------
    11. Reconciliation of           A description, calculation and
        non-GAAP measures and       reconciliation of certain measures
        definition of key           used by management
        operating indicators
    -------------------------------------------------------------------------

    1.   Overall performance

    1.1  Materiality for disclosures

    Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

    1.2  Consolidated highlights
    -------------------------------------------------------------------------
    ($ in millions except margin                     Quarters ended March 31
    and per-share amounts)                          2005      2004    Change
    -------------------------------------------------------------------------
    Operating revenues                           1,974.7   1,803.8      9.5 %

    EBITDA(1)                                      856.2     721.3     18.7 %
    EBITDA margin (%) (2)                           43.4      40.0    3.4 pts

    Operating income                               454.0     310.9     46.0 %

    Net income                                     242.2     101.3    139.1 %

    Earnings per share, basic                       0.67      0.28    139.3 %
    Earnings per share, diluted                     0.66      0.28    135.7 %

    Cash dividends declared per share               0.20      0.15     33.3 %

    Cash provided by operating activities          728.4     588.1     23.9 %
    Cash used by investing activities              306.2     298.6      2.5 %
      Capital expenditures                         273.2     309.7    (11.8)%
    Cash used by financing activities               71.4      22.2        -

    Free cash flow(3)                              566.6     443.3      27.8
    -------------------------------------------------------------------------

    (1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.
    (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Consolidated Operating revenues and EBITDA increased significantly in first quarter 2005, when compared with the same period in 2004, driven by revenue growth of 19.0% at TELUS Mobility and 4.1% in TELUS' Communications segment. EBITDA and EBITDA margins also increased as operations expense growth rates of 8.1% and 1.4%, respectively, at TELUS Mobility and TELUS Communications, remained well below revenue growth rates. In addition, restructuring charges in the Communications segment decreased. For these reasons, and due to lower amortization of intangible assets, operating income increased by $143.1 million in the first quarter of 2005, when compared with the same period in 2004.
    Net income and earnings per share increased significantly in the first quarter of 2005, when compared to the first quarter of 2004, due to improved Operating income, lower net interest expenses as a result of debt repayments in 2004. In addition, the favourable impact of the change in tax estimates for available temporary differences, other tax adjustments and related interest was approximately $54 million or 15 cents per share in the first quarter of 2005. In the corresponding period of 2004, favourable tax settlements increased earnings per share by approximately four cents per share.
    The increase in cash provided by operating activities was primarily due to improved EBITDA, while cash used by investing activities was relatively unchanged; lower capital expenditures in the Communications segment were offset by an investment made in the first quarter of 2005. Free cash flow increased primarily due to growth in EBITDA.

    2.   Core business, vision and strategy

    TELUS continues to be guided by its six long-standing strategic imperatives that serve as a guideline for the Company's actions. Some recent examples of TELUS' activities in support of these imperatives follow.

    2.1 Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy

    On February 15, 2005, TELUS' international division invested $27.5 million for an effective 49% interest in Ambergris Solutions Inc., a company with operations in Asia, which provides business process outsourcing solutions primarily to U.S.-based clients. The new investment resulted in approximately 2,600 new full-time equivalent employees being added to the Communications segment staff count. TELUS has an option to purchase an additional effective three and one-half per cent interest in this company, such option expiring in mid-May, 2005. This investment was made with a view to enhancing the Company's competitiveness in contact centre offerings.
    The acquisition of Ambergris, combined with the acquisition of ADCOM, Inc. in November 2004 provided incremental data revenues of $18.8 million and incremental EBITDA of $3.4 million to TELUS' Communications segment in the first quarter of 2005.

    3.   Key performance drivers

    To focus on the opportunities and challenges, and to create value for shareholders, TELUS sets corporate priorities each year. An update on certain priorities follows:

    3.1 Leveraging investments in high-speed Internet technology through Future Friendly Home services in B.C., Alberta and Eastern Quebec

    In April 2005, TELUS and the B.C. provincial government announced an initiative, called Connecting Communities. The initiative is two fold. First, it consolidates some 340 existing competitive services contracts into one contract with the Province of B.C. The agreement covers 10 broader public sector entities, such as Crown corporations and health authorities. Second, TELUS has committed to bring access to high-speed data and voice services to 119 rural communities by the end of 2006, thereby helping fulfill the Province's commitment to bridge the Digital Divide in 366 communities across B.C. TELUS is to invest an estimated $110 million over four years to connect the communities to high speed Internet and expand broadband services. With the additional 119 communities, a total of 334 communities in B.C. are to be connected by TELUS.
    This agreement satisfies a number of strategic objectives for TELUS. It secures TELUS' telecommunications business with the government for at least four years, and up to seven years on a large share of the government's wireline and wireless telecoms expenditures. It positions TELUS for new revenue growth opportunities by enabling the Company to deploy innovative Internet protocol-based (Next Generation Network) technology and services. TELUS will create a $12 million innovation fund to allow the public sector in B.C. to develop pilot opportunities in strategic areas of future growth, including health care and education. The fund can be used for future upgrades and infrastructure enhancements, subject to certain criteria and approval by TELUS, as set out in the contract.

    3.2 Accelerating wireline performance in Ontario and Quebec business markets

    Non-incumbent operations in TELUS' Communications segment experienced revenue and EBITDA growth of $31.1 million and $17.0 million, respectively, in the first quarter of 2005, when compared with the same period in 2004. It is notable that non-incumbent EBITDA was positive for two consecutive quarters for the first time, continuing a long-term trend of EBITDA improvement.

    3.3  Driving continual improvements in productivity across TELUS

    Continued economies of scale at TELUS Mobility, as well as a number of smaller initiatives such as operational consolidation, rationalization and integrations within the TELUS' Communications segment, helped drive improvement in TELUS' consolidated EBITDA and EBITDA margin.

    3.4  Reaching a collective agreement

    Reaching a collective agreement remains a priority for TELUS in 2005.

    On February 2, 2005, the Canada Industrial Relations Board ("CIRB") overturned its earlier binding arbitration order and returned the parties to negotiations. Negotiations resumed on February 10 and by April 13 the Company had completed tabling of its comprehensive offer of settlement with the Telecommunications Workers Union ("TWU").
    On April 18, 2005, the Company, noting that negotiations were at an impasse, delivered first notice of lockout measures to the TWU. That notice contained six specific lock-out measures: the suspension of grievance and arbitration processes, joint Union management committees, scheduling of accumulated time off, payment for the first day of sickness absence and the deferral of wage progression increases and increases in vacation entitlements. These measures were implemented on April 25, did not include the closing of operations, and were intended to bring pressure to bear at the negotiating table. Attempts by the TWU at the Federal Court of Appeal and the CIRB to stop the implementation of these measures were unsuccessful.
TELUS received notice from the CIRB on May 4, 2005, that the TWU amended a previous complaint filed with the CIRB to include issues related to the Company's communication of its comprehensive offer directly to union employees. The amendment also sought to impose binding arbitration as a remedy sought by the union. A hearing into the merits of these allegations has not been set at the time of this interim disclosure.

    The status of two outstanding matters follows:

         CIRB Decisions 1004 and 271

    The CIRB issued a summary decision on February 2, 2005, overturning its previous ruling that imposed binding arbitration. In addition, the Board set aside the April 2004 broad communications ban, and re-instated its narrower January 2004 ban related to communications with bargaining unit team members on labour relations issues and negotiations. Subsequently, the Telecommunications Workers Union filed an application in the Federal Court of Appeal, scheduled to be heard on May 31 - June 1, 2005, seeking to overturn the Canada Industrial Relations Board's reconsideration decision and restore the order that placed the parties in binding arbitration.

         Appeal of CIRB Decisions 1088 and 278

    The CIRB, in Decisions 1088 and 278, declared that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the TWU bargaining unit without a representational vote. TELUS Mobility applied to the Supreme Court of Canada for leave to appeal the decision in February 2005. As of the date of this interim discussion, no decision has yet been rendered on the application for leave to appeal.

    4.   Capability to deliver results

    4.1  Operational capabilities - TELUS Communications

    With agreements such as the one with the Government of B.C., and growth initiatives in the business markets in Ontario and Quebec, TELUS Communications is retaining existing customers and positioning itself for future revenue growth, particularly in the areas of data and IP. This is in the face of continued competitive pressures including launch this quarter of local service in Calgary by the cable-TV operator. Measures taken for consumer services include new Future Friendly Home services last year and the introduction of a three-year contract option for consumer optional features bundles. This initiative was launched to help retain customers, lock in revenues over the contract period, and delay or reduce churn to competitors.

    4.2  Operational capabilities - TELUS Mobility

    TELUS Mobility continues to execute its plan to grow profitably through the delivery of excellent customer care, value-added solutions, and superior network quality. As a result, TELUS Mobility believes it is well positioned to sustain a pricing premium in the face of new competitive pressures, including the launch of a new competitor offering prepaid wireless service through resale during the current quarter. Although the Company has been experiencing continued ARPU growth, it has slowed and is expected to continue to moderate in the remainder of the year. Future profitability growth is expected to be realized from continued subscriber growth and economies of scale through a well managed client focused organization.

    4.3  Liquidity and capital resources

    TELUS had more than $1.2 billion of cash at March 31, 2005. With access to undrawn credit facilities of more than $1.6 billion and expected cash provided by operating activities, the Company believes it has sufficient capability to fund its requirements in 2005 and refinancing requirements in 2006. As at March 31, 2005, the Company and its subsidiaries are in compliance with all of their debt covenants.
    TELUS arranged for new credit facilities in May 2005 to replace
$1.6 billion of existing credit facilities. The prior 364-day facility, which was due to expire, and a term facility with three years remaining to maturity were replaced with a new three-year facility due in May 2008 and a longer maturity five-year term facility due in May 2010. The new credit facilities have no substantial changes in terms and conditions, other than reduced pricing and the extension of term, which reflect favourable market conditions and TELUS' strong financial position. See Section 7.5 Credit facilities.

    5.   Results from operations

    5.1  General

    The Company's reportable segments, which reflect TELUS' organizational structure and are used to manage the business, are TELUS Communications (discussed in Section 5.4 Communications segment results) and TELUS Mobility (discussed in Section 5.5 Mobility segment results). The two segments are differentiated based on management, products and services, distribution channels, technology, and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information may also be found in
Note 17 of the interim consolidated financial statements.

    5.2  Quarterly results summary

    -------------------------------------------------------------------------
     ($ in millions,
     except per share amounts)         2005 Q1   2004 Q4   2004 Q3   2004 Q2
    -------------------------------------------------------------------------
    Segmented revenue (external)
     Communications segment            1,222.2   1,209.3   1,199.9   1,189.0
     Mobility segment                    752.5     755.6     747.0     676.6
                                       --------  --------  --------  --------
    Operating revenues (consolidated)  1,974.7   1,964.9   1,946.9   1,865.6
    Net income                           242.2     135.6     156.6     172.3
     Per weighted average Common Share
      and Non-Voting Share outstanding
       - basic                            0.67      0.38      0.44      0.48
       - diluted                          0.66      0.37      0.43      0.48
    Dividends declared per Common Share
     and Non-Voting Share outstanding     0.20      0.20      0.15      0.15
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
     ($ in millions,
     except per share amounts)         2004 Q1   2003 Q4   2003 Q3   2003 Q2
    -------------------------------------------------------------------------
    Segmented revenue (external)
     Communications segment            1,171.1   1,182.4   1,186.3   1,209.2
     Mobility segment                    632.7     643.2     619.9     564.1
                                       --------  --------  --------  --------
    Operating revenues (consolidated)  1,803.8   1,825.6   1,806.2   1,773.3
    Net income                           101.3      47.8     114.1      73.0
     Per weighted average Common Share
      and Non-Voting Share outstanding
       - basic                            0.28      0.13      0.32      0.21
       - diluted                          0.28      0.13      0.32      0.21
    Dividends declared per Common Share
     and Non-Voting Share outstanding     0.15      0.15      0.15      0.15
    -------------------------------------------------------------------------

    The trend in consolidated Operating revenues reflects strong wireless growth at TELUS Mobility as well as sequential growth in TELUS' Communications segment revenues for the most recent four quarters. Wireless growth resulted from increases in the subscriber base and average revenue per subscriber unit ("ARPU"). Notable is that TELUS Communications segment first quarter 2005 revenues increased, when compared with the fourth quarter of 2004, due to a favourable regulatory adjustment in local revenues as well as growth in data revenues. Long distance revenue erosion was at a lower rate in the first quarter of 2005 than in the same period in 2004. Communications segment revenues also include the impacts of regulatory price cap decisions.
    Net income and earnings per share continue to reflect the trends of growing EBITDA and Operating income, combined with decreasing net interest expense due to increasing cash balances and favourable tax adjustments.

    5.3 Consolidated results from operations

    -------------------------------------------------------------------------
    ($ in millions except EBITDA                     Quarters ended March 31
    margin and employees)                           2005      2004    Change
    -------------------------------------------------------------------------
    Operating revenues                           1,974.7   1,803.8      9.5 %

    Operations expense                           1,109.1   1,066.6      4.0 %
    Restructuring and workforce reduction costs      9.4      15.9    (40.9)%
    -------------------------------------------------------------------------
    EBITDA (1)                                     856.2     721.3     18.7 %

    EBITDA margin (%) (2)                           43.4      40.0    3.4 pts

    Full time equivalent employees,
     end of period                                27,411    23,892     14.7 %
    -------------------------------------------------------------------------

    (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues

    -------------------------------------------------------------------------

    Consolidated Operating revenues and EBITDA increased significantly in first quarter 2005, when compared with same period in 2004, driven by revenue growth in both TELUS Mobility and TELUS Communications segments. EBITDA and EBITDA margin also increased as the operations expense growth rate remained well below the revenue growth rate. In addition, restructuring charges decreased in the Communications segment. TELUS full time equivalent employees, measured at March 31, 2005, increased due to two small acquisitions and the addition of a payroll services contract for the B.C. government, as well as to support subscriber growth at TELUS Mobility.
    For further discussion by segment, see Section 5.4 Communications segment results and Section 5.5 Mobility segment results.

    -------------------------------------------------------------------------
    Depreciation and amortization                    Quarters ended March 31
    ($ in millions)                                 2005      2004    Change
    -------------------------------------------------------------------------
    Depreciation                                   329.9     321.7      2.5 %
    Amortization of intangible assets               72.3      88.7    (18.5)%
    -------------------------------------------------------------------------
                                                   402.2     410.4     (2.0)%
    -------------------------------------------------------------------------

    Depreciation increased in the first quarter of 2005, when compared with the same period in 2004, due primarily to growth in shorter life data and wireless network assets and a reduction in service lives for ADSL equipment, partly offset lower depreciation arising from full amortization of cell sites. Amortization of intangible assets decreased in the first quarter of 2005, when compared with the same period in 2004, as a result of several software assets becoming fully depreciated.

    -------------------------------------------------------------------------
    Other expense, net                               Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------

                                                     1.5       1.2     25.0 %
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, gains and losses on disposal of property, income (loss) or impairments in equity or portfolio investments, and charitable donations. The accounts receivable securitization expense was $1.0 million in the first quarter of both 2005 and 2004. See Section 7.6 Accounts receivable sale.

    -------------------------------------------------------------------------
    Financing costs                                  Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------

    Interest on Long-term debt, short-term
     obligations and other                         159.0     165.4     (3.9)%
    Foreign exchange losses (gains)                  2.5      (0.6)       -
    Interest income                                (23.1)    (19.8)   (16.7)%
    -------------------------------------------------------------------------
                                                   138.4     145.0     (4.6)%
    -------------------------------------------------------------------------

    Interest on long-term and short-term debt decreased primarily due to the repayment of TCI Debentures and Medium-term Notes in the third quarter of 2004. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability), was $7,374.9 million at March 31, 2005, when compared with $7,571.3 million one year earlier. Interest income earned as a result the settlement of various tax matters was $15.6 million in the first quarter of 2005 (as compared with $17.7 million in the first quarter of 2004). The balance of interest income, earned primarily from cash and temporary investments, was significant at $7.5 million in the first quarter of 2005, an increase of $5.4 million from the same period last year.

    -------------------------------------------------------------------------
    Income taxes                                     Quarters ended March 31
    ($ millions, except tax rates)                  2005      2004    Change
    -------------------------------------------------------------------------

    Blended federal and provincial statutory
     income tax                                    108.7      57.1     90.4 %
    Changes in estimates of available temporary
     differences in prior years                    (36.0)        -        -
    Tax rate differential on, and consequential
     adjustments from, the reassessment of
     prior year tax issues                         (11.3)     (1.6)       -
    Large corporations tax and other                 8.9       7.1     25.4 %
    -------------------------------------------------------------------------
                                                    70.3      62.6     12.3 %
    -------------------------------------------------------------------------
      Blended federal and provincial statutory
       tax rates (%)                                34.6      34.7  (0.1) pts
      Effective tax rates (%)                       22.4      38.0 (15.6) pts
    -------------------------------------------------------------------------

    Blended federal and provincial statutory income tax increased due to a $149.4 million increase in income before taxes. Other reductions in tax included changes in estimates of available temporary differences in prior years and a tax rate differential (and consequential adjustments from) the favourable reassessment of prior year's tax issues.
    Based on continuation of the rate of TELUS earnings, the Company expects to be able to fully utilize its non-capital losses before the end of 2006. The Company's assessment is that the risk of expiry of such non-capital losses is remote.

    -------------------------------------------------------------------------
    Non-controlling interest                         Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------

                                                     1.6       0.8    100.0 %
    -------------------------------------------------------------------------


    Non-controlling interest primarily represents minority shareholders' interests in several small subsidiaries. The increase in the first quarter of 2005, relative to the same period in 2004, is primarily minority shareholders' interest in TELUS' recent acquisition of Ambergris.

    -------------------------------------------------------------------------
    Preference and preferred dividends               Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------
                                                       -       0.9   (100.0)%
    -------------------------------------------------------------------------

    Preference and preferred dividends ended with the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.

    5.4  Communications segment results

    -------------------------------------------------------------------------
    Operating revenues - Communications
    segment                                          Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------
    Voice local                                    552.8     528.9      4.5 %
    Voice long distance                            226.4     229.6     (1.4)%
    Data                                           377.6     339.8     11.1 %
    Other                                           65.4      72.8    (10.2)%
    -------------------------------------------------------------------------
    External operating revenue                   1,222.2   1,171.1      4.4 %

    Intersegment revenue                            22.6      25.0     (9.6)%
    -------------------------------------------------------------------------
    Total operating revenue                      1,244.8   1,196.1      4.1 %
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Key operating indicators - Communications segment

                                                          At March 31
    (000s)                                          2005      2004    Change
    -------------------------------------------------------------------------
    Residential network access lines               3,033     3,075     (1.4)%
    Business network access lines                  1,760     1,773     (0.7)%
                                                  -------   -------   -------
    Total network access lines(1)                  4,793     4,848     (1.1)%

    High-speed Internet subscribers                711.9     605.2     17.6 %
    Dial-up Internet subscribers                   270.4     309.1    (12.5)%
                                                  -------   -------   -------
    Total Internet subscribers (2)                 982.3     914.3      7.4 %

                                                     Quarters ended March 31
    (000s)                                          2005      2004    Change
                                                  ---------------------------
    Change in residential network access lines       (14)      (11)   (27.3)%
    Change in business network access lines           (1)      (11)    90.9 %
                                                  -------   -------   -------
    Change in total network access lines             (15)      (22)    31.8 %

    High-speed Internet net additions               22.2      43.6    (49.1)%
    Dial-up Internet net reductions                (11.2)    (10.7)    (4.7)%
                                                  -------   -------   -------
    Total Internet subscriber net additions         11.0      32.9    (66.6)%
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    -------------------------------------------------------------------------

    Communications segment revenues increased by $48.7 million in the first quarter of 2005, when compared with the same period in 2004 as a result of growth in enhanced and managed data services, new revenues from acquisitions, as well as a favourable regulatory adjustment. The non-recurring portion of the regulatory adjustment is $6.4 million.

    - Voice local revenue increased by $23.9 million in the first quarter of 2005, when compared with the same period in 2004 due primarily to two regulatory adjustments and the effect of business rate increases implemented mid-2004, partly offset by the effect of continued line losses. Contribution revenue in the first quarter of 2005 included a positive adjustment of $6.4 million for CRTC Decision 2005-4.
       Because TELUS used the liability method for recording price cap deferrals, a favourable adjustment of $18.4 million, drawn from the price cap deferral account, was recorded in local revenue in the first quarter of 2005. This favourable adjustment offset mandated additional discounts for competitor digital network services (basic data services) pursuant to CRTC Decision 2005-6. See Section 10.1 Regulatory for further discussion of these and other recent CRTC decisions.

       Residential network access lines continued to decrease as a result of competitive activity and technological substitution, including substitution to wireless services. Residential line losses were primarily to existing resellers and VoIP competitors, in comparison to losses incurred as a result of introduction of cable telephony in Calgary. Business lines decreased nominally in the first quarter of 2005, as incumbent local exchange carrier ("ILEC") Centrex line losses to competition and migration to more efficient ISDN data services were nearly offset by temporary ILEC line gains for the upcoming May 2005 B.C. provincial election and non-incumbent local exchange carrier ("non-ILEC") gains. It is expected that the trend of declining residential network access lines will worsen in the future due to new voice telephony service offers from cable-TV competitors, and continued competition from other resale and VoIP competitors.

    - Voice long distance revenues decreased at an improved rate of 1.4% in the first quarter of 2005, when compared with the same period in 2004. The decrease in revenues was due to lower average per-minute prices for increased minute volumes, including growth in non-incumbent volumes, partly offset by a $1.00 increase in the monthly long distance administration fee in certain long distance plans.

    - Communications segment data revenues increased by $37.8 million in the first quarter of 2005, when compared with the same period in 2004. This included $18.8 million of revenues from two recent acquisitions, including a portion that is seasonal equipment sales. The increase in data revenues due to acquisitions was nearly offset by the additional discounts for competitive digital network services mandated by CRTC Decision 2005-6, as described under voice local revenues above.

       The remaining growth in non-acquired data revenues of $19.0 million was primarily due to: (i) increased Internet and enhanced data service revenues of $28.0 million as a result of traction from new business contracts, and continued growth in high-speed Internet subscribers and a higher average price; (ii) increased managed data revenues for the provision of business process outsourcing services provided to customers; (iii) increased data equipment sales; partly offset by (iv) the additional discounts for competitive digital network services in basic data services.

       The rate of growth in high-speed Internet subscribers has slowed from that observed in 2004 due to the high existing household penetration rates for high-speed services in Western Canada and lower gross additions caused by increased competitive activity. In addition, in the first quarter last year we experienced high net additions due to a very attractive introductory marketing offer.

    - Other revenue decreased due mainly to lower voice equipment sales as well as lower late payment and customer financing revenues.

    - Intersegment revenue represents services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included non-ILEC revenues of $159.5 million in 2005, an increase of $31.1 million or 24.2%, when compared with the first quarter of 2004. The increase was a result of growing revenues from the purchase of ADCOM, increased data equipment sales and as well as other data and voice service revenues.

    -------------------------------------------------------------------------
    Operations expense - Communications segment      Quarters ended March 31
    ($ millions, except employees)                  2005      2004    Change
    -------------------------------------------------------------------------
    Salaries, benefits and
     other employee-related costs                  414.1     393.0      5.4 %
    Other operations expenses                      302.5     313.7     (3.6)%
    -------------------------------------------------------------------------
    Total operations expense                       716.6     706.7      1.4 %
    -------------------------------------------------------------------------
    Full-time equivalent employees,
     end of period                                21,519    18,522     16.2 %
    -------------------------------------------------------------------------

    Operations expenses increased modestly in the first quarter of 2005, when compared with the same period in 2004, despite structural changes caused by the addition of two operations in late 2004 (B.C. payroll services and the acquisition of ADCOM), and a new investment in a business process outsourcing service provider in February 2005. In aggregate compared to the first quarter of 2004, these three new operations added approximately 2,825 full-time equivalent employees, $6.7 million for related salaries, benefits and employee costs, and $12.9 million for other operations expenses primarily comprised of cost of sales associated with equipment sales at ADCOM.

    - Salaries, benefits and employee-related costs increased by 3.7%, or $14.4 million, prior to structural changes described above. The increase was due primarily to increased compensation and increased full-time equivalent staff. Pension expense for defined benefit and defined contribution plans was $12.1 million in the first quarter of 2005, a decrease of $3.7 million from the same period in 2004.

    - Other operations expenses decreased by 7.7%, or 24.1 million, prior to structural changes. The reasons for lower other operations expense included: (i) $10.3 million of reduced facilities, transit and termination costs associated with moving traffic on-net and to a lesser extent, discounts from competitor ILECs arising from CRTC Decision 2005-6; (ii) no payments to Verizon under renegotiated Software and Related Technology and Service Agreements in the first quarter of 2005, compared with $8.6 million in the same period in 2004; and (iii) $8.4 million of increased capitalization of labour due to a higher labour component in capital expenditures in 2005. Contract and consulting costs and bad debt expenses also decreased in the first quarter of 2005, offset by increased product and service cost of sales of $5.2 million and other cost increases.

    Included in the total segment expenses discussed above are non-ILEC operations expenses of $151.6 million in the first quarter of 2005, as compared with $137.5 million in the same period in 2004. This 10.3% increase in operations expense supported growth in non-ILEC revenues observed for the same periods.

    -------------------------------------------------------------------------
    Restructuring and workforce reduction costs -
    Communications segment                           Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------
                                                     9.4      15.9    (40.9)%
    -------------------------------------------------------------------------

    In the first quarter of 2005, the Company undertook a number of smaller initiatives within the ILEC portion of the Communications Segment, such as operational consolidation, rationalization and integrations. These initiatives are aimed to improve the Company's operating and capital productivity. Management expects that restructuring charges will ramp up during the year and will be approximately $100 million for the full year of 2005.

    -------------------------------------------------------------------------
    EBITDA and EBITDA margin -                       Quarters ended March 31
    Communications segment                          2005      2004    Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)                            518.8     473.5      9.6 %
    EBITDA margin (%)                               41.7      39.6    2.1 pts
    -------------------------------------------------------------------------

    EBITDA and EBITDA margin improved significantly in the first quarter of 2005, when compared with the same period in 2004. These increases were due to non-ILEC and ILEC revenue growth of 24.2% and 1.6%, respectively, exceeding the growth rate in the respective operations expenses (non-ILEC operations expenses increased by only 10.3%, while ILEC operations expenses decreased by 1.8%). Restructuring charges recorded for ILEC operations also decreased. Non-ILEC EBITDA was $7.9 million in the first quarter of 2005, as compared to negative $9.1 million in the first quarter of 2004. ILEC EBITDA was $510.9 million in the first quarter of 2005, up 5.9% as compared to $482.6 million in the first quarter of 2004.
    Communications segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    5.5  Mobility segment results

    -------------------------------------------------------------------------
    Operating revenues - Mobility segment            Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------
    Network revenue                                695.5     592.4     17.4 %
    Equipment revenue                               57.0      40.3     41.4 %
    -------------------------------------------------------------------------
    External operating revenue                     752.5     632.7     18.9 %

    Intersegment revenue                             5.8       4.6     26.1 %
    -------------------------------------------------------------------------
    Total operating revenue                        758.3     637.3     19.0 %
    -------------------------------------------------------------------------


    -------------------------------------------------------------------------
    Key operating indicators - Mobility segment
    -------------------------------------------------------------------------

    (000s)                                                 At March 31
                                                    2005      2004    Change
                                                 ----------------------------
    Subscribers - postpaid                       3,315.1   2,876.5     15.2 %
    Subscribers - prepaid                          701.5     623.6     12.5 %
                                                 --------  --------  --------
    Subscribers - total(1)                       4,016.6   3,500.1     14.8 %


    Digital POPs(2) covered including
     roaming/resale (millions)(3)                   30.2      29.5      2.4 %
                                                 ----------------------------

                                                    Quarters ended March 31
    (000s)                                          2005      2004    Change
                                                 ----------------------------
    Subscriber net additions - postpaid             74.8      64.7     15.6 %
    Subscriber net additions - prepaid               5.4      11.4    (52.6)%
                                                 --------  --------  --------
    Subscriber net additions - total                80.2      76.1      5.4 %

    Churn, per month (%)(4)                         1.45      1.49 (0.04) pts
    COA(5) per gross subscriber addition ($)(4)      355       383     (7.3)%
    ARPU ($)(4)                                       58        57      1.8 %
    Average minutes of use
     per subscriber per month (MOU)                  371       362      2.5 %

    EBITDA to network revenue (%)                   48.5      41.8    6.7 pts
    Retention spend to network revenue(4) (%)        5.5       5.0    0.5 pts
    EBITDA ($ millions)                            337.4     247.8     36.2 %
    EBITDA excluding COA ($ millions)(4)           427.2     336.1     27.1 %
    -------------------------------------------------------------------------

    pts - percentage points
    (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) At March 31, 2005, TELUS Mobility PCS digital population coverage includes expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
    (5)  Cost of acquisition.

    ------------------------------------------------------------------------

    - TELUS Mobility Network revenue increased by $103.1 million for the first quarter of 2005, as compared with the same period last year. This growth was a result of the continued expansion of the subscriber base by 14.8% to approximately 4.0 million subscribers combined with increased average revenue per subscriber unit per month ("ARPU"). As a result of an overall increase in average minutes of use ("MOU") per subscriber per month, continued pricing discipline, and increased usage of data and Internet based products, including picture and text messaging, ARPU increased to $58 in the first quarter of 2005 as compared with $57 in 2004.

       Average minutes of use per subscriber per month increased by 2.5% in the first quarter of 2005, when compared with the same period in 2004. At March 31, 2005, postpaid subscribers represented 82.5% of the total cumulative subscriber base remaining stable from one-year earlier, contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Postpaid subscriber net additions of 74,800 for the first quarter of 2005 represented 93.3% of all net additions as compared with 64,700 (85.0%) for the corresponding period in 2004. This was the seventh consecutive quarter of year-over-year increased post-paid subscriber net additions.

       Blended postpaid and prepaid monthly churn improved in the first quarter of 2005 when compared the same quarter in 2004. Deactivations were 172,800 for the first quarter of 2005 as compared with 154,200 for the same period last year. The improved monthly churn rate was a notable accomplishment in a market characterized by vigorous competition including the commercial launch of a pre-paid wireless resale service by a new competitor in March 2005. The excellent monthly churn and deactivation results reflect a continued focus on customer care including successful loyalty and retention efforts, value-added solutions and superior network quality for an exceptional service experience.

    - Equipment sales, rental and service revenue increased in the first quarter ended March 31, 2005 as compared to the corresponding period in 2004. Handset revenue increased mainly due to subscriber growth brought about by a strong wireless market as well as increased promotional, retention, and contracting activity. Gross subscriber additions grew to 253,000 for the first quarter of 2005 as compared to 230,300 for the same period in 2004. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS
       Communications.

    -------------------------------------------------------------------------
    Operations expense - Mobility segment            Quarters ended March 31
    ($ millions, except employees)                  2005      2004    Change
    -------------------------------------------------------------------------
    Equipment sales expenses                       104.6      89.2     17.3 %
    Network operating expenses                      98.4     102.5    (4.0) %
    Marketing expenses                              74.3      61.4     21.0 %
    General and administration expenses            143.6     136.4      5.3 %
    -------------------------------------------------------------------------
    Total operations expense                       420.9     389.5      8.1 %
    -------------------------------------------------------------------------
    Full-time equivalent employees, end of period  5,892     5,370      9.7 %
    -------------------------------------------------------------------------

    TELUS Mobility operations expense increased in the first quarter of 2005, when compared with the same period last year, to support growth in the subscriber base. TELUS Mobility has been able to achieve significant economies of scale as evidenced by the 8.1% increase in total operations expense, when compared to first quarter Network revenue growth of 17.4% and year-over-year growth in subscribers of 14.8%.

    - Expenses related to equipment sales increased in the first quarter of 2005 when compared with the same period in 2004, principally due to an increase in gross subscriber activations as well as increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Network operating expenses decreased by 4.0% for the first quarter of 2005, as compared with the same period last year. Network roaming costs decreased by $4.6 million due to improved roaming rates negotiated with a number of telecommunications carriers and competitor digital network service discounts arising from savings from CRTC Decision 2005-6, partially offset by higher volumes related to successful marketing efforts in rural roaming/resale areas. Transmission and site-related expenses increased during the first quarter of 2005 to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. The digital population coverage grew to 30.2 million at March 31, 2005, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses increased primarily due to higher dealer compensation costs and advertising expenses associated with the expanded subscriber base and increased re-contracting activity. However, COA per gross subscriber addition improved by 7.3% in the first quarter to $355 as compared with the same period last year due to higher gross subscriber additions and lower handset costs. Combined with the higher ARPU and improved monthly churn, COA per gross subscriber addition over the lifetime revenue of the subscriber improved in the first quarter as compared with the same period in 2004.

    - General and administration expenses increased by only 5.3% in the first quarter of 2005, when compared to the same quarter in 2004, contributing significantly to the bottom line through continued scale efficiencies. TELUS Mobility increased full-time equivalent employees to support the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores.

    -------------------------------------------------------------------------
    EBITDA and EBITDA margin -                       Quarters ended March 31
    Mobility segment                                2005      2004    Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)                            337.4     247.8     36.2 %
    EBITDA margin (%)                               44.5      38.9    5.6 pts
    -------------------------------------------------------------------------

    Significant growth in TELUS Mobility EBITDA and EBITDA margin was attributed to its strategic focus on profitable subscriber growth, increased ARPU, a lower cost of acquisition per gross subscriber addition, a world-class monthly churn rate, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to 48.5% for the first quarter of 2005, as compared with 41.8% for the same period in 2004, representing a positive increase of 6.7 percentage points. Notably, incremental Network revenue flowed through to EBITDA at a rate of 86.9% as compared to 69.0% for the same period in 2004.
    Mobility segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    6.   Financial condition

    The following are the significant changes in the consolidated balance sheets between December 31, 2004 and March 31, 2005.

    -------------------------------------------------------------------------
                      March 31,  Dec. 31,  Change         Explanation
    ($ millions)      2005       2004
    -------------------------------------------------------------------------
    Current Assets
      Cash and
       temporary    1,247.3     896.5    350.8     See Section 7. Liquidity
       investments,                                and capital resources
       net
    -------------------------------------------------------------------------
    Accounts receivable  874.9     863.5     11.4  Related to increased
                                                   revenues
    -------------------------------------------------------------------------
    Income and other     172.7     132.5     40.2  Changes in estimates of
     taxes receivable                              available temporary
                                                   differences, reassessments
                                                   and interest for prior
                                                   years
    -------------------------------------------------------------------------
    Inventories          111.0     133.3    (22.3) Primarily seasonal
                                                   reductions of inventory
    -------------------------------------------------------------------------
    Prepaid expenses     245.8     183.4     62.4  Prepayment of Mobility
     and other                                     licence fees, federal
                                                   Canada Pension Plan
                                                   contributions and
                                                   Employment Insurance
                                                   premiums, and maintenance
                                                   contracts
    -------------------------------------------------------------------------
    Current portion      372.0     438.4    (66.4) Decrease in available tax
     of future                                     loss pools in the upcoming
     income taxes                                  12 months
    -------------------------------------------------------------------------
    Current                                        Primarily an increase of
     Liabilities                                   accrued interest for
      Accounts payable1, 486.9   1,362.6    124.3  semi-annual interest
       and accrued                                 payments in June 2005
       liabilities
    -------------------------------------------------------------------------
    Restructuring and     58.4      70.7    (12.3) Decreased as payments
     workforce reduction                           under previous programs
     accounts payable                              exceeded new obligations
     and accrued
     liabilities
    -------------------------------------------------------------------------
    Dividends payable     72.3         -     72.3  The first quarter 2005
                                                   dividend was payable on
                                                   April 1, 2005, while the
                                                   dividend for the fourth
                                                   quarter of 2004 was
                                                   remitted on Dec. 31, 2004
    -------------------------------------------------------------------------
    Advance billings     532.2     531.5      0.7  -
     and customer
     deposits
    -------------------------------------------------------------------------
    Current maturities     4.4       4.3      0.1  Current maturities are
     of long-term debt                             primarily capital leases
    -------------------------------------------------------------------------
    Working capital (1)  869.5     678.5    191.0  Primarily reflects
                                                   accumulation of cash
    -------------------------------------------------------------------------
    Capital Assets,   11,107.5  11,221.0   (113.5) See Sections 5.3
     Net                                           Consolidated results of
                                                   operations - Depreciation
                                                   and amortization and 7.2
                                                   Cash used by investing
                                                   activities
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges   746.4     704.4     42.0  Primarily pension plan
                                                   contributions in excess
                                                   of charges to income.
    -------------------------------------------------------------------------
    Future income taxes   72.7      99.8    (27.1) Reflects use of loss
                                                   carry forward amounts
    -------------------------------------------------------------------------
    Investments           38.7      38.4      0.3  Consists of a number of
                                                   small portfolio
                                                   investments
    -------------------------------------------------------------------------
    Goodwill           3,147.5   3,126.8     20.7  Goodwill of $23.0 million
                                                   added for consolidation
                                                   of a new investment,
                                                   offset in part by foreign
                                                   exchange changes since
                                                   acquisition
    -------------------------------------------------------------------------
    Long-Term Debt     6,356.3   6,332.2     24.1  Primarily an increase in
                                                   the Canadian dollar value
                                                   of U.S. dollar denominated
                                                   notes, resulting from a
                                                   slight weakening of the
                                                   Canadian dollar
    -------------------------------------------------------------------------
    Other Long-Term    1,486.6   1,506.1    (19.5) Primarily a reduction in
     Liabilities                                   the deferred hedging
                                                   liability for U.S. dollar
                                                   denominated notes,
                                                   resulting from a slight
                                                   weakening of the Canadian
                                                   dollar
    -------------------------------------------------------------------------
    Future Income Taxes  995.3     991.9      3.4  Increase due to a first
                                                   quarter 2005 acquisition
    -------------------------------------------------------------------------
    Non-Controlling       18.9      13.1      5.8  The increase was from
     Interest                                      minority partners' share
                                                   of earnings in several
                                                   small subsidiaries,
                                                   including a first quarter
                                                   2005 acquisition
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible          8.8       8.8        -  Value of the convertible
       debentures                                  debentures conversion
                                                    option
    -------------------------------------------------------------------------
    Common equity      7,116.4   7,016.8     99.6  Net income of $242.2
                                                   million plus share options
                                                   exercised of $92.1 million
                                                   less dividends payable of
                                                   $72.3 million and normal
                                                   course issuer bid costs of
                                                   $158.3 million and other
                                                   of $4.1 million
    -------------------------------------------------------------------------

    (1) Current assets subtracting Current liabilities is an indicator of the ability to finance current operations and meet obligations as they fall due.

    -------------------------------------------------------------------------

    7.   Liquidity and capital resources

    7.1  Cash provided by operating activities

    -------------------------------------------------------------------------
    ($ millions)                                     Quarters ended March 31
                                                    2005      2004    Change
    -------------------------------------------------------------------------
                                                   728.4     588.1     23.9 %
    -------------------------------------------------------------------------

    Cash provided by operating activities increased in the first quarter of 2005, when compared with the same period in 2004, due to the following:

    -  EBITDA increased by $134.9 million in 2005, when compared with 2004
    - Restructuring and workforce reduction payments decreased by $46.7 million
    -  Interest paid decreased by $9.7 million
    - Reduced repayments of securitized accounts receivable (no repayments in the first quarter of 2005; $150 million repayments in the first quarter of 2004).

    Partly offsetting the above increases were:
    - Income taxes paid were $1.1 million in the first quarter of 2005, compared with an income tax recovery of $104.6 million in the same period in 2004
    - Employer contributions to employee defined benefit plans increased by $8.8 million due to a change in timing of funding
    -  A decrease in interest received of $7.9 million
    - Other changes in non-cash working capital in the first quarter of each year.

    7.2 Cash used by investing activities

    -------------------------------------------------------------------------
    ($ millions)                                     Quarters ended March 31
                                                    2005      2004    Change
    -------------------------------------------------------------------------
                                                   306.2     298.6      2.5 %
    -------------------------------------------------------------------------

    Investing activity in the first quarter of 2005 included a $27.5 million investment in a business process outsourcing service provider, located in Asia. In the first quarter of 2004, proceeds of $12.1 million were received from the sale of non-strategic assets. Capital expenditures decreased in the first quarter of 2005, when compared with the same period in 2004, as discussed below.

    -------------------------------------------------------------------------
    Capital expenditures by segment                  Quarters ended March 31
    ($ in millions, except capital                  2005      2004    Change
    expenditure intensity)
    -------------------------------------------------------------------------
    Communications segment                         213.6     259.4    (17.7)%
    Mobility segment                                59.6      50.3     18.5 %
    -------------------------------------------------------------------------
    TELUS consolidated                             273.2     309.7    (11.8)%
    -------------------------------------------------------------------------
    Capital expenditure intensity (1) (%)           13.8      17.2  (3.4) pts
    -------------------------------------------------------------------------

    (1) Measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

    -------------------------------------------------------------------------

    - Communications segment ILEC capital expenditures decreased by 11.5% to $192.2 million in the first quarter of 2005, when compared with the same period in 2004. The decrease primarily reflected lower spending on network infrastructure and high-speed Internet, partly offset by significantly increased investment in internal systems and processes. While expenditures on high-speed Internet decreased by 56% to approximately $16 million in the first quarter of 2005, when compared to the same period last year, this generally reflects different seasonal priorities in 2005, and it is expected that full year expenditures will be in line with those in 2004.

       Non-ILEC capital expenditures decreased by 49.3% to $21.4 million in the first quarter of 2005, when compared with the same period in 2004. The decrease was primarily due to lower spending on network infrastructure, as expenditures in the same period last year included up-front costs to support certain major new customers.

       The Communications segment capital expenditure intensity ratio was 17.2% in the first quarter of 2005, compared with 21.7% in the first quarter of 2004. As a result of strong EBITDA growth and reduced capital expenditures, cash flow (EBITDA less capital expenditures) increased by 42.6% to $305.2 million in the first quarter of 2005, when compared with the same period in 2004.

    - Mobility segment capital expenditures increased by 18.5% in first quarter of 2005, when compared with the same period in 2004. The higher capital spending was attributed to continued enhancement of digital wireless coverage and continued building of microwave facilities aimed at reducing future leased line transmission costs.

       Capital expenditure intensity for TELUS Mobility was unchanged at 7.9% in the first quarter of 2005, when compared with the same period in 2004, as increased capital expenditures were offset by significant growth in Network revenues. As a result of continued strong growth in EBITDA and stable capital expenditure intensity, Mobility generated a record cash flow (EBITDA less capital expenditures) of $277.8 million in the first quarter of 2005 as compared with $197.5 million for the same period in 2004, representing a 40.7% increase.

    Consolidated cash flow (EBITDA less capital expenditures) increased by 41.6% to a record $583.0 million in the first quarter of 2005, when compared with the same period in 2004.

    7.3  Cash used by financing activities

    -------------------------------------------------------------------------
    ($ millions)                                     Quarters ended March 31
                                                    2005      2004    Change
    -------------------------------------------------------------------------
                                                    71.4      22.2         -
    -------------------------------------------------------------------------

    Cash used by financing activities increased in the first quarter of 2005, when compared with the same period in 2004, due primarily to repurchases of shares on the market under the normal course issuer bid. Financing activities included the following:

    - Proceeds from Common Shares and Non-Voting Shares issued increased by $60.9 million in the first quarter of 2005, mainly due to the exercise of options.

    - Cash dividends paid to shareholders were zero in the first quarter of 2005 (2004 - $42.3 million), as the funds for the dividend payable on January 1, 2005 were remitted in 2004.

    - Under the Normal Course Issuer Bid program, TELUS purchased for cancellation Common Shares and Non-Voting Shares for a total outlay of $158.3 million in the first quarter of 2005. This total outlay was comprised of a reduction to share capital of $68.4 million representing the book value of shares repurchased, and a reduction to retained earnings of $89.9 million representing the amount in excess of book value. At March 31, 2005, the total outlay under this program since inception in December 2004 was $236.3 million.


Normal Course Issuer Bid to March 31, 2005
    -------------------------------------------------------------------------
                                        Purchased
                                          and        Purchased,   Cumulative
                         Purchased for  cancelled      but not      shares
                         cancellation  in the first  cancelled at  purchased
                          in December   quarter of    March 31,       for
    shares)                   2004         2005         2005     cancellation
    -------------------------------------------------------------------------
    Common Shares             755,711    1,750,900      346,200    2,852,811
    Non-Voting Shares       1,451,400    1,770,800      265,300    3,487,500
    -------------------------------------------------------------------------
                            2,207,111    3,521,700      611,500    6,340,311
    -------------------------------------------------------------------------

    ----------------------------------
                       Maximum shares
                          permitted
                            for
                         repurchase
                          under the
    shares)                program
    ----------------------------------
    Common Shares          14,000,000
    Non-Voting Shares      11,500,000
    ----------------------------------
                           25,500,000
    ----------------------------------

    - Redemptions and repayments of long-term debt were $1.0 million in the first quarter of 2005 (2004 - $34.2 million), as there are no significant debt maturities in 2005.

    7.4  Liquidity and capital resource measures

    -------------------------------------------------------------------------
                                               March 31,  March 31,
     Periods ended                                 2005       2004    Change
    -------------------------------------------------------------------------

    Components of debt and coverage ratios (1)
    ------------------------------------------
    Net debt  ($ millions)                       6,127.6   7,297.8  (1,170.2)
    Total capitalization  - book value
     ($ millions)                               13,271.7  13,847.7    (576.0)

    EBITDA (excluding restructuring)
     ($ millions)                                3,271.6   2,910.5     361.1
    Net interest cost ($ millions)                 606.7     620.0     (13.3)

    Debt ratios
    -----------
    Fixed rate debt as a proportion of
     total indebtedness (%)                         93.2      95.4      (2.2)
    Average term to maturity of debt (years)         5.1       6.0      (0.9)

    Net debt to total capitalization (%) (1)        46.2      52.7  (6.5) pts
    Net debt to EBITDA (1)                           1.9       2.5      (0.6)

    Coverage ratios (1)
    -------------------
    Earnings coverage                                2.5       1.9       0.6
    EBITDA interest coverage                         5.4       4.7       0.7

    Other measures
    --------------
    Free cash flow ($ millions) - quarterly (2)    566.6     443.3     123.3
    Free cash flow ($ millions) - 12-month
     trailing                                    1,420.6   1,020.6     400.0
    Dividend payout ratio (%) (1)                     41        64  (23) pts
    -------------------------------------------------------------------------

    (1) See Section 11.4 Definition of liquidity and capital resource measures.
    (2) See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Net debt decreased at the end of the first quarter of 2005, when compared to one year earlier, as a result of an increase of $973.8 million in cash and temporary investments (netted against debt for the purposes of this calculation) and debt reduction in the third quarter of 2004. Total capitalization also decreased for these reasons; partly offset by a $585 million increase in common equity over this 12-month period. The net debt to EBITDA ratio measured at March 31, 2005 improved significantly, when compared with one year earlier, as a result of increased cash, debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring).
    The earnings coverage ratio improved by 0.5 because of increased income before interest and taxes, and improved by 0.1 because of decreased interest on total debt. The EBITDA interest coverage ratio improved by 0.6 as a result of higher EBITDA (excluding restructuring), and improved by 0.1 due to lower net interest costs. Free cash flow for the first quarter of 2005 increased, when compared with the same period in 2004, primarily due to growth in EBITDA, since lower restructuring payments, capital expenditures, and net interest were slightly offset by reduced tax recoveries. The Free cash flow measure for the 12-month period ended March 31, 2005 increased, when compared with one year earlier, primarily because of improved EBITDA, lower payments under restructuring programs, lower capital expenditures and interest payments, partly offset by lower tax recoveries and lower interest received.
    As announced in October 2004, on a prospective basis, the Company has set a target guideline for the annual dividend payout ratio of 45 to 55% of net earnings. The dividend payout ratio of 41% for the first quarter of 2005, representing four-times the current 20 cent quarterly dividend divided by twelve-month trailing earnings per share, was below the guideline. When normalized to exclude the current period, non-recurring 15 cents per share favourable impact of tax adjustments, the dividend payout ratio was 44%. The implied dividend payout for 2005 ratio is 41% (44% when normalized to exclude the non-recurring favourable 15-cent tax impact), based on the mid-point of revised guidance presented in Section 9. The measurement of the dividend payout ratio was aligned this quarter to be consistent with market practice of using the annualized current quarterly dividend per share. Consequently, the dividend payout ratios calculated on this new basis for the full year of 2004 and the fourth quarter of 2004 are both 51%. The dividend payout ratios for the first three quarters of 2004, and those for 2003, are unchanged as the quarterly dividend per share was constant in those periods.

    7.5  Credit facilities

    Including cash of $1,247.3 million and the credit facilities described in the table below, TELUS had unutilized available liquidity in excess of $2.8 billion at March 31, 2005. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.9:1 at March 31, 2005) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.4:1 at March 31, 2005) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    The following were the credit facilities available to TELUS at March 31,
    2005:
    -------------------------------------------------------------------------
                                                                 Outstanding
    Credit Facilities                                                undrawn
    At March 31, 2005                                                letters
    ($ in millions)                  Expiry      Size     Drawn    of credit
    -------------------------------------------------------------------------
    Revolving credit
     facility (1)               May 7, 2008     800.0        -         102.6
    364-day revolving
     facility (2)               May 6, 2005     800.0        -             -
    Other bank facilities                 -      74.0        -           4.6
    -------------------------------------------------------------------------
    Total                                 -   1,674.0        -         107.2
    -------------------------------------------------------------------------

    (1) Canadian dollars or U.S. dollar equivalent.
    (2) Canadian dollars or U.S. dollar equivalent, extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the May 6, 2005 anniversary date.

    -------------------------------------------------------------------------

    Subsequent to March 31, 2005, TELUS entered into new $1.6 billion syndicated credit facilities with a number of Canadian financial institutions. The new credit facilities consist of: (i) an $800 million(or US dollar equivalent) three-year revolving facility with a maturity date of May 7, 2008; and (ii) an $800 million facility (or U.S. dollar equivalent) five-year revolving facility with a maturity date of May 4, 2010. These facilities replace existing facilities including an $800 million multiyear revolving credit facility expiring May 7, 2008, and an $800 million 364-day extendible facility (with a one year term-out option), which had been available until May 6, 2005. The credit facilities dated May 4, 2005 are therefore substantially the same as the prior credit facilities, except for an extension of term and positive adjustments to the pricing grid. The financial tests continue to be that the Company may not permit its long-term debt ratio to operating cash flow to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facilities.

    7.6  Accounts receivable sale

    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of May 3, 2005. The proceeds of securitized receivables were $150 million at March 31, 2005, unchanged from one year earlier and the end of 2004. It is necessary to retain a minimum of $150 million proceeds under this program to keep it active.

    7.7  Credit ratings

    On May 3, 2005, the credit ratings for TELUS and TCI remain investment grade and were unchanged from the ratings reported in TELUS' 2004 annual report. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in future.

    7.8  Off-balance sheet arrangements and contractual liabilities

         Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first quarter of 2005, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.
    As at March 31, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.
$55 million of fiscal 2005 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.
    The fair values of the Company's long-term debt and convertible debentures are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The carrying amount and fair value of long-term debt are as follows:

                                        As at March 31,    As at December 31,
                                              2005               2004
    -------------------------------------------------------------------------
                                      Carrying      Fair  Carrying      Fair
    ($ millions)                        amount     value    amount     value
    -------------------------------------------------------------------------
    Long-term debt
     Principal                         6,369.5   7,258.5   6,345.3   7,342.3
     Derivative financial instruments
      used to manage interest rate and
      currency risks associated with
      U.S. dollar denominated debt     1,009.5   1,369.4   1,032.6   1,299.5
     Derivative financial instruments
      used to manage interest rate
      risk associated with Canadian
      dollar denominated debt                -       2.4         -       1.3
    -------------------------------------------------------------------------
                                       7,379.0   8,630.3   7,377.9   8,643.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        Commitments and contingent liabilities (Note 14 of the interim consolidated financial statements)

    At March 31, 2005, the Company had $51.1 million in outstanding commitments for restructuring programs prior to 2005 and $7.3 million in outstanding commitments for restructuring programs initiated in 2005.
    In accordance with CRTC Price Cap Decisions 2002 34 and 2002 43, the Company defers a portion of revenues in a deferral account, which at March 31, 2005, had balance of $127.1 million. Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of competitor digital network services, is not expected to affect the Company's revenues.
    There can be no assurance that, with the resumption of collective bargaining, compensation increases will be as planned or that reduced productivity will not occur as a result of a labour disruption. Should the ultimate operational and financial impacts differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result. The operational and financial impacts of the outcome of the appeal process on the Company are not practicably determinable currently.
    Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. At March 31, 2005, the Company has no liability recorded in respect of performance guarantees, and has $1.0 million recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at March 31, 2005, without regard for the likelihood of having to make such payment, were not significant.
    In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.
    In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. At March 31, 2005, the Company has no liability recorded in respect of indemnification obligations.
    A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items enumerated in Note 14(d) of the interim consolidated financial statements.

    7.9  Outstanding share information

    The following is a summary of the outstanding shares for each class of equity at March 31, 2005 and at April 21, 2005. In addition, for April 21, 2005, the total number of outstanding and issuable shares is presented, assuming full conversion of convertible debentures, options and warrants.

    -------------------------------------------------------------------------
    Class of equity security

                                       Common      Non-Voting       Total
                                       Shares        Shares        Shares
    (millions of shares)             outstanding   outstanding   outstanding
    -------------------------------------------------------------------------

    At March 31, 2005
      Common equity -
       Common Shares outstanding         190.9             -        190.9
      Common equity - Non-Voting
       Shares outstanding                    -         167.5        167.5
                                     ----------    ----------   ----------
                                         190.9         167.5        358.4 (1)
                                     ----------    ----------   ----------

    At April 21, 2005
      Common equity - Common Shares
       outstanding                       190.9             -        190.9
      Common equity - Non-Voting
       Shares outstanding                    -         167.6        167.6
                                     ----------    ----------   ----------
                                         190.9         167.6        358.5
                                     ----------    ----------   ----------

    Outstanding and issuable shares (2)
     at April 21, 2005
      Common Shares and Non-Voting
       Shares outstanding                190.9         167.6        358.5
      TELUS Corporation convertible
       debentures                            -           3.8          3.8
      Options(3)                           2.5          19.4         21.9
      Warrants                               -           0.6          0.6
                                     ----------    ----------   ----------
                                         193.4         191.4        384.8
                                     ----------    ----------   ----------
                                     ----------    ----------   ----------
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the first quarter of 2005, the number of shares was 367.9 million.
    (2) Assuming full conversion and ignoring exercise prices.
    (3) Not reduced by any options that may be forfeited or cancelled during the period April 1, 2005 to April 21, 2005.

    -------------------------------------------------------------------------

    8.   Critical accounting estimates and accounting policy developments

    8.1  Critical accounting estimates

    TELUS' significant accounting policies are described in Note 1 of its annual 2004 consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    8.2 Accounting policy developments (Note 2 of the interim consolidated financial statements)

    Accounting policies are consistent with those described in TELUS' annual 2004 consolidated financial statements. Possibly, commencing with the Company's 2005 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. The proposed amendments are not expected to materially impact the Company.

    9.   Revised guidance

    Targets for 2005 were announced publicly on December 17, 2004 and the Company has a practice of reaffirming or adjusting guidance on a quarterly basis. Accordingly the following updates to guidance were made to reflect positive developments in the first quarter including: the acquisition of Ambergris, above expectations non-ILEC profitability, higher expectations for wireless net additions and positive settlement of tax matters. The original targets and updated guidance do not consider the impact of a possible work stoppage resulting from the collective bargaining process.

    -------------------------------------------------------------------------
                              Updated guidance  Original targets
                                  for 2005          for 2005         Change
    -------------------------------------------------------------------------
    Consolidated                $7.95 to           $7.9 to
      Revenues              $8.05 billion      $8.0 billion      $50 million
    -------------------------------------------------------------------------
      EBITDA(1)                  $3.25 to           $3.2 to           $25 to
                           $3.325 billion      $3.3 billion      $50 million
    -------------------------------------------------------------------------
      Earnings per
       share - basic       $1.85 to $2.05    $1.65 to $1.85         20 cents
    -------------------------------------------------------------------------
      Capital expenditures         Approx.          $1.3 to            $0 to
                              $1.4 billion     $1.4 billion     $100 million
    -------------------------------------------------------------------------
       Free cash flow(2)          $1.25 to          $1.2 to
                             $1.35 billion     $1.3 billion      $50 million
    -------------------------------------------------------------------------
    Communications segment
      Revenue (external)          $4.75 to          $4.7 to
                              $4.8 billion    $4.75 billion      $50 million
    -------------------------------------------------------------------------
        Non-ILEC revenue           $625 to          $600 to            $0 to
                              $650 million     $650 million      $25 million
    -------------------------------------------------------------------------
      EBITDA                     $1.875 to         $1.85 to
                            $1.925 billion     $1.9 billion      $25 million
    -------------------------------------------------------------------------
        Non-ILEC EBITDA             $15 to            $0 to           $10 to
                               $20 million      $10 million      $15 million
    -------------------------------------------------------------------------
      Capital expenditures          Approx.    $950 million            $0 to
                              $1.0 billion  to $1.0 billion      $50 million
    -------------------------------------------------------------------------
      High-speed Internet
       net additions             No change  Approx. 100,000                -
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external)         No change          $3.2 to                -
                                              $3.25 billion
    -------------------------------------------------------------------------
      EBITDA                     $1.375 to         $1.35 to            $0 to
                              $1.4 billion    $1.40 billion      $25 million
    -------------------------------------------------------------------------
      Capital expenditures          Approx.         $350 to            $0 to
                              $400 million     $400 million      $50 million
    -------------------------------------------------------------------------
      Wireless subscriber       475,000 to       425,000 to
       net additions               525,000          475,000           50,000
    -------------------------------------------------------------------------
    (1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition of EBITDA.
    (2) See Section 11.2 Free cash flow for the definition of Free cash flow.
    -------------------------------------------------------------------------

    10.  Risks and uncertainties

    The following are significant updates to the risks and uncertainties described in TELUS' 2004 Annual Report and filings on SEDAR (www.sedar.com) and filings on EDGAR (www.sec.gov).

    10.1 Regulatory
         Voice over Internet protocol ("VoIP")

    The CRTC is expected to announce the rules for regulation of Internet telephony services in May 2005. TELUS already provides business VoIP services nationally and expects to align future residential offers within the terms of this ruling.

         Pricing safeguard review

    In Decision 2005-27 (Review of price floor safeguards for retail tariffed services and related issues), the CRTC made a series of incremental changes to existing price floor rules. The decision does not represent a fundamental change to the conceptual framework governing price floors for rate-regulated services. While the effect of this decision is still under review, it is not expected to materially impact the Company's 2005 projected financial forecast.

         Proceeding on local exchange services forbearance (Telecom Public Notice CRTC 2005-2)

    The CRTC announced a proceeding to examine a range of issues including: the relevant markets for forbearance, which CRTC powers and duties should be forborne, and the post-forbearance criteria and conditions that might apply. The proceeding will also consider a transitional regime that could provide ILECs with more regulatory flexibility prior to forbearance. The proceeding is scheduled to be completed in early October 2005, with a decision expected by the end of the first quarter of 2006.

         Other CRTC decisions

    In Decision 2005-4, the CRTC finalized the subsidy requirement for high-cost areas in the TELUS Quebec incumbent local exchange carrier ("ILEC") territory for 2003 to 2005. The total positive impact on TELUS Communications' local revenues in 2005, including the retroactive adjustment and finalization of the 2003 and 2004 subsidy requirements, are expected to be approximately $10 million.
    In Decision 2005-6, regarding the scope of competitive digital network service discounts and eligibility, the CRTC finalized interim 2002 to 2004 discount rates and clarified, on a prospective basis, the additional services available for discounts and made those discounts available to registered competitive local exchange carriers ("CLECs"), inter-exchange carriers ("IXCs") and wireless service providers. Given the past conservative accounting treatment adopted by the Company, there will be no material impact to TELUS Communications ILEC EBITDA in 2005. To the extent that additional discounts are available in TELUS' non-ILEC operating territory, the Company anticipates that this will otherwise materially improve these operating results in 2005. The net favourable impact for the Communications segment is expected to be approximately $18 million for the full year. To the extent that additional discounts are available to TELUS Mobility, the benefit expected is approximately $7 million for the full year.
    In Decision 2005-17, Retail Quality of Service Adjustment Plan, the CRTC finalized the quality of service regime for telephone companies and determined the conditions that will trigger credits for customers when service falls below standards set by the CRTC. The CRTC also finalized the quality of service rate plan for competitors in Decision 2005-20. TELUS believes that the finalization of retail and wholesale quality of service indicators and resulting penalties will likely not have a significant impact on TELUS' 2005 financial results.

         Wireless number portability

    TELUS Mobility is a member of the Canadian Wireless Telecommunications Association ("CWTA"), which announced on April 21, 2005 that its members have agreed to implement wireless number portability in Canada. Number portability will enable wireless customers to keep the same phone number when changing service providers within the same local serving area. Consistent with the Government of Canada's definition of wireless number portability, customers will also be able keep the same phone number when transferring their landline phone service to wireless service and vice versa.
    The CWTA and its members have begun planning efforts that are required to achieve this result. The plan is expected to be completed in September 2005, and upon approval of the plan and a common start date, it is the intention of the CWTA and its members to implement the plan. There is no assurance that TELUS will be able to implement required changes without incurring significant additional implementation costs and/or ongoing administration, or that implementation will not lead to increased subscriber monthly churn, or additional customer retention costs for TELUS.

    11. Reconciliation of non-GAAP measures and definition of key operating indicators

    11.1 Earnings before interest, taxes, depreciation and amortization
         (EBITDA)

    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
    EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    The following is a reconciliation of EBITDA with Net income and Operating income:
    -------------------------------------------------------------------------
                                                      Quarters ended Mar. 31
    ($ millions)                                              2005      2004
    -------------------------------------------------------------------------
    Net income                                               242.2     101.3
     Other expense                                             1.5       1.2
     Financing costs                                         138.4     145.0
     Income taxes                                             70.3      62.6
     Non-controlling interest                                  1.6       0.8
    -------------------------------------------------------------------------
    Operating income                                         454.0     310.9
     Depreciation                                            329.9     321.7
     Amortization of intangible assets                        72.3      88.7
    -------------------------------------------------------------------------
    EBITDA                                                   856.2     721.3
    -------------------------------------------------------------------------

    11.2 Free cash flow

    The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the interim consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, Free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

    The following shows management's calculation of free cash flow.
    -------------------------------------------------------------------------
                                                      Quarters ended Mar. 31
    ($ millions)                                              2005      2004
    -------------------------------------------------------------------------
    EBITDA                                                   856.2     721.3

    Restructuring and workforce reduction costs,
     net of cash payments                                    (12.3)    (52.5)
    Share-based compensation                                   3.8       4.7
    Cash interest paid                                       (13.1)    (22.8)
    Cash interest received                                     6.3      14.2
    Income taxes received (paid)                              (1.1)    104.6
    Capital expenditures (capex)                            (273.2)   (309.7)
    Investment tax credits received
     (reported in current or prior EBITDA or capex,
     and in Income taxes received (paid)), and other             -     (16.5)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Free cash flow                                           566.6     443.3
    -------------------------------------------------------------------------

    The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

    -------------------------------------------------------------------------
                                                      Quarters ended Mar. 31
    ($ millions)                                              2005      2004
    -------------------------------------------------------------------------

    Cash provided by operating activities                    728.4     588.1
    Cash (used) by investing activities                     (306.2)   (298.6)
    -------------------------------------------------------------------------
                                                             422.2     289.5

    Net employee defined benefit plans expense                (1.5)     (4.9)
    Employer contributions to employee defined benefit plans  37.4      28.6
    Other net operating activities                             4.6      (6.1)
    Reduction in securitized accounts receivable                 -     150.0
    Non-cash working capital changes except changes in taxes,
     interest and securitized accounts receivable             70.9      (2.7)
    Acquisitions                                              27.5         -
    Proceeds from the sale of property and other assets          -     (12.1)
    Other investing activities                                 5.5       1.0
    -------------------------------------------------------------------------
    Free cash flow                                           566.6     443.3
    -------------------------------------------------------------------------

    11.3 Definition of key operating indicators

    These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

    Churn, per month
    ----------------
         Calculated as the number of subscriber units disconnected during a given period, divided by the average number of subscriber units on the network during the period, expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid card.

    Cost of acquisition (COA)
    -------------------------
         Consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

    COA per gross subscriber addition
    ---------------------------------
         COA divided by gross subscriber activations during the period.

    Average revenue per subscriber unit, or ARPU
    --------------------------------------------
         Calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

    Retention spend to Network revenue
    ----------------------------------
         Represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

    EBITDA excluding COA
    --------------------
         A measure of operational profitability, normalized for the period costs of adding new customers.

    11.4 Definition of liquidity and capital resource measures

    Net debt
    --------
         Defined as Long-term Debt plus current maturities of Long-term Debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to U.S. dollar notes. The cross currency foreign exchange hedge liability, reflecting the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011, was $1,014.2 million at March 31, 2005 (compared with deferred hedge liabilities of $700.0 million at March 31, 2004). Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset).

    Total capitalization
    --------------------
         Defined as Net debt plus Non-controlling interest and Shareholders' equity.

    Net debt to total capitalization
    --------------------------------
         Provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

    EBITDA (excluding restructuring)
    --------------------------------
         EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $46.1 million and $37.7 million, respectively, for the 12-month periods ended March 31, 2005 and March 31, 2004.

    Net debt to EBITDA
    ------------------
         Defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' target for Net debt to EBITDA is 2.2 times or less.

    Net interest cost
    -----------------
         Defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods.

    Earnings coverage ratio
    -----------------------
         Calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.

    EBITDA interest coverage
    ------------------------
         Defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' new credit facilities.

    Dividend payout ratio
    ---------------------
         Defined as the current quarterly Dividend declared per share multiplied by four and divided by basic Earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is 45 to 55% of net earnings.



______________________________________________________________________________

				TELUS CORPORATION

			CONSOLIDATED FINANCIAL STATEMENTS

				  (UNAUDITED)

                                MARCH 31, 2005



______________________________________________________________________________


consolidated statements of income

                                                                                                    Three months
Periods ended March 31 (unaudited) (millions except per share amounts)				2005		2004
---------------------------------------------------------------------------------------------------------------------------------

OPERATING REVENUES                                                                            $ 1,974.7	      $	1,803.8
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations											1,109.1 	1,066.6
  Restructuring and workforce reduction costs (Note 4)						    9.4		   15.9
  Depreciation 											  329.9 	  321.7
  Amortization of intangible assets								   72.3 	   88.7
---------------------------------------------------------------------------------------------------------------------------------
												1,520.7 	1,492.9
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME										  454.0 	  310.9
  Other expense, net 										    1.5		    1.2
  Financing costs (Note 5) 									  138.4		  145.0
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST		    	                          314.1 	  164.7
  Income taxes (Note 6)						                                   70.3 	   62.6
  Non-controlling interest						                            1.6 	    0.8
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME						                                          242.2 	  101.3
  Preference and preferred share dividends						             - 	            0.9
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME		                                      $	  242.2       $	  100.4
=================================================================================================================================
INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 7)
  - Basic 					                                              $	    0.67      $	    0.28
  - Diluted					                                              $	    0.66      $	    0.28
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE		                      $	    0.20      $	    0.15
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
  - Basic						                                          360.2 	  353.1
  - Diluted						                                          367.9 	  355.6

The accompanying notes are an integral part of these interim consolidated financial statements consolidated statements of retained earnings

                                                                                                    Three months
Periods ended March 31 (unaudited) (millions)							2005		2004
---------------------------------------------------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD	                                                              $	1,008.1       $	  741.7
Transitional amount for share-based compensation arising from share options		             - 		  (25.1)
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance		                                                        1,008.1 	  716.6
Net income		                                                                          242.2 	  101.3
---------------------------------------------------------------------------------------------------------------------------------
												1,250.3 	  817.9
Less: Common Share and Non-Voting Share dividends paid, or payable, in cash 			   72.3 	   47.3
      Common Share and Non-Voting Share dividends reinvested, or to be reinvested, in
        shares issued from Treasury	  							     - 		    5.7
      Cost of purchase of Common Shares and Non-Voting Shares in excess of stated
        capital (Note 13(g))									   89.9   	     -
      Preference and preferred share dividends							     - 		    0.9
      Redemption premium on preference and preferred shares in excess of amount
        chargeable to contributed surplus							     - 		    2.3
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 13)							      $	1,088.1       $   761.7
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements consolidated balance sheets

                                                                                                As at          As at
											      March 31,	     December 31,
(unaudited) (millions)										2005	        2004
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments, net							      $	1,247.3       $   896.5
  Accounts receivable (Notes 9, 15(b))							  	  874.9 	  863.5
  Income and other taxes receivable 								  172.7 	  132.5
  Inventories											  111.0 	  133.3
  Prepaid expenses and other (Note 15(b))							  245.8 	  183.4
  Current portion of future income taxes							  372.0 	  438.4
---------------------------------------------------------------------------------------------------------------------------------
												3,023.7 	2,647.6
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
  Property, plant, equipment and other								7,447.3 	7,528.2
  Intangible assets subject to amortization							  695.6 	  737.0
  Intangible assets with indefinite lives							2,964.6 	2,955.8
---------------------------------------------------------------------------------------------------------------------------------
											       11,107.5        11,221.0
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 15(b))									  746.4 	  704.4
  Future income taxes										   72.7 	   99.8
  Investments											   38.7 	   38.4
  Goodwill (Note 11)										3,147.5 	3,126.8
---------------------------------------------------------------------------------------------------------------------------------
												4,005.3 	3,969.4
---------------------------------------------------------------------------------------------------------------------------------
									    		      $18,136.5       $17,838.0
=================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued liabilities (Note 15(b))					      $	1,486.9       $	1,362.6
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4) 	   58.4 	   70.7
  Dividends payable										   72.3 	     -
  Advance billings and customer deposits (Note 15(b))						  532.2 	  531.5
  Current maturities of long-term debt (Note 12)						    4.4 	    4.3
---------------------------------------------------------------------------------------------------------------------------------
												2,154.2 	1,969.1
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 12) 									6,356.3 	6,332.2
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 15(b))							1,486.6 	1,506.1
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes										  995.3 	  991.9
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest									   18.9 	   13.1
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 13)
  Convertible debentures conversion option							    8.8 	    8.8
  Common equity											7,116.4 	7,016.8
---------------------------------------------------------------------------------------------------------------------------------
												7,125.2 	7,025.6
---------------------------------------------------------------------------------------------------------------------------------
											      $18,136.5       $17,838.0
=================================================================================================================================
Commitments and Contingent Liabilities (Note 14)

The accompanying notes are an integral part of these interim consolidated financial statements consolidated statements of cash flows

                                                                                                    Three months
Periods ended March 31 (unaudited) (millions)							2005		2004
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income										      $	  242.2       $	  101.3
Adjustments to reconcile net income to cash provided by operating activities:
  Depreciation and amortization									  402.2 	  410.4
  Future income taxes 										   91.7 	   91.8
  Share-based compensation									    3.8 	    4.7
  Net employee defined benefit plans expense							    1.5 	    4.9
  Employer contributions to employee defined benefit plans					  (37.4)	  (28.6)
  Restructuring and workforce reduction costs, net of cash payments (Note 4)			  (12.3)	  (52.5)
  Other, net											   (4.4)	    6.1
Net change in non-cash working capital (Note 15(c))						   41.1 	   50.0
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities								  728.4 	  588.1
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 10)									 (273.2)	 (309.7)
Acquisition (Note 11)										  (27.5) 	     -
Proceeds from the sale of property and other assets						     - 		   12.1
Other												   (5.5)	   (1.0)
---------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities								 (306.2)	 (298.6)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued						 	   87.9 	   27.0
Dividends to shareholders									     - 		  (42.3)
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 13(g))			 (158.3)	     -
Long-term debt issued (Note 12)									     - 		   27.3
Redemptions and repayments of long-term debt (Note 12)						   (1.0)	  (34.2)
---------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities								  (71.4)	  (22.2)
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase in cash and temporary investments, net							  350.8 	  267.3
Cash and temporary investments, net, beginning of period					  896.5 	    6.2
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of period					      $	1,247.3       $	  273.5
=================================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)										      $	  (13.1)      $	  (22.8)
=================================================================================================================================
Interest received									      $	    6.3       $	   14.2
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 6)) (paid) received, net	      $	   (1.1)      $	  104.6
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements notes to interim consolidated financial statements

MARCH 31, 2005 (unaudited)

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

1. Interim Financial Statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2004, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The term"Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

2. Accounting Policy Developments

(a) Earnings per Share
Possibly commencing with the Company's 2005 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook
Section 3500) may apply to the Company. These proposed amendments, in the Company's specific instance, may result in the diluted earnings per share denominator being adjusted, using the reverse treasury stock method, for the theoretical issuance of shares from treasury to settle obligations arising from the issuance of restricted stock units (see Note 8(b)); for purposes of the calculation the Company will be required to assume that shares will be necessary to settle the obligation, and that the shares will be issued from treasury. The Company would not be materially affected by the proposed amendments to the recommendations.

(b) Non-Monetary Transactions
Commencing in the Company's 2006 fiscal year, the proposed amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The proposed amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company's current operations are not materially affected by the proposed amended recommendations.

(c) Subsequent Events
Commencing in the Company's 2006 fiscal year, the proposed amended recommendations of the CICA for subsequent events (CICA Handbook Section 3820) will apply to the Company. The proposed amended recommendations will result in closer harmony with the corresponding requirements of U.S. GAAP. The Company will not be materially affected by the proposed amended recommendations.

(d) Comprehensive Income
Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook
Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require implementation at the beginning of a fiscal year; the Company will not be implementing these recommendations in its 2005 fiscal year. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in Note 18(i), is largely aligned with Canadian GAAP. In the Company's specific instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and Canadian GAAP does not.

3. Financial Instruments

During the first quarter of 2005, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units (see Note 8(b)); hedge accounting has been applied to this relationship.
As at March 31, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.$55 million of fiscal 2005 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

The fair values of the Company's long-term debt and convertible debentures are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

	                                              As at March 31, 2005		      As at December 31, 2004
---------------------------------------------------------------------------------------------------------------------------------
(millions)	                                      Carrying 	    		              Carrying
                                                       amount        Fair value                amount       Fair value
---------------------------------------------------------------------------------------------------------------------------------
Assets
 Derivative financial instruments(2) used to manage
   changes in compensation costs arising from
   restricted stock units (Note 8(b))	              $	    3.5      $	    7.8 	     $	    2.1      $	    6.3
=================================================================================================================================
 Derivative financial instruments(2) used to manage
   currency risks arising from U.S. dollar
   denominated temporary investments	              $	     - 	     $	     - 		     $	    3.4      $	    3.4
=================================================================================================================================
Liabilities
 Long-term debt
   Principal(1) (Note 12)	                      $	6,369.5      $	7,258.5 	     $	6,345.3       $	7,342.3
   Derivative financial instruments(2) used to
     manage interest rate and currency risks
     associated with U.S. dollar denominated debt
 (Note 15(b))		                                1,009.5 	1,369.4 		1,032.6 	1,299.5
   Derivative financial instruments(2) used to
     manage interest rate risk associated with
     Canadian dollar denominated debt		             - 	            2.4 	 	     - 		    1.3
---------------------------------------------------------------------------------------------------------------------------------
	                                              $	7,379.0      $	8,630.3 	      $	7,377.9       $	8,643.1
=================================================================================================================================
Derivative financial instruments(2) used to manage
  currency risks arising from U.S. dollar
  denominated purchases
   - To which hedge accounting is applied	      $	     - 	     $	    0.9 	      $	     - 	      $	    2.6
   - To which hedge accounting is not applied	      $	     - 	     $	    0.3 	      $      - 	      $	    2.0
=================================================================================================================================

(1) Carrying amount of long-term debt, for purposes of this table, includes the carrying amount of the convertible debenture conversion option.
(2) Notional amount of all derivative financial instruments outstanding is $5,398.7 (December 31, 2004 - $5,559.2).

4. Restructuring and Workforce Reduction Costs

(a) Overview

Three-month periods ended March 31 	               2005		                                2004
(millions)
----------------------------------------------------------------------------           -----------------------------------------
                                                                                                      Operational
                                      Programs 	       Programs 		       Programs       Efficiency
                                     initiated in   initiated prior                   initiated in    Program
		                        2005           to 2005         Total            2004          (2001-2003)      Total
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce
  reduction costs
  Workforce reduction
    Voluntary	                      $	 - 	      $	 - 	      $	 - 	      $	 - 	      $	 - 	      $	 -
    Involuntary		                4.9 		0.9 		5.8 	       15.7 		 - 	       15.7
 Lease termination		        3.0 		 - 		3.0 		 - 		 - 		 -
 Other		                         - 		0.6 		0.6 		 - 		0.2 		0.2
---------------------------------------------------------------------------------------------------------------------------------
		                        7.9 		1.5 		9.4 		15.7 		0.2 	       15.9
---------------------------------------------------------------------------------------------------------------------------------
Disbursements
  Workforce reduction
    Voluntary (Early Retirement
    Incentive Plan, Voluntary
    Departure Incentive Plan
    and other)		                 - 	        1.9 		1.9 		  - 	       46.5 	       46.5
    Involuntary and other		0.5 	       18.2 	       18.7 		 1.3 	       18.7 	       20.0
  Lease termination		        0.1 	        0.4 		0.5 		  - 		1.1 		1.1
  Other		                         - 	        0.6 		0.6 		  - 		0.8             0.8
---------------------------------------------------------------------------------------------------------------------------------
		                        0.6 	       21.1 	       21.7 		 1.3 	       67.1 	       68.4
---------------------------------------------------------------------------------------------------------------------------------
Expenses greater than
  (less than) disbursements		7.3 	      (19.6)	      (12.3)		14.4 	      (66.9)	      (52.5)
Restructuring and workforce reduction
  accounts payable and accrued
  liabilities, beginning of period	 - 	       70.7 	       70.7 	 	  - 	      141.0           141.0
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction
  accounts payable and accrued
  liabilities, end of period	      $	7.3 	      $51.1 	      $58.4 	      $14.4           $74.1           $88.5
=================================================================================================================================

(b) Programs Initiated in 2005

In the first quarter of 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives are aimed to improve the Company's operating and capital productivity.

The Company's estimate of restructuring and workforce reduction costs in 2005 is $100 million.

(c) Programs Initiated Prior to 2005

Programs initiated in 2004: In the first quarter of 2004, a departmental reorganization was initiated, primarily in the Communications segment information technology resources area, consolidating from 15 locations to two primary locations. This reorganization, which had an implementation cost in 2004 of approximately $12 million, is expected to enable greater efficiencies of scale and effectiveness of program delivery.

In the third quarter of 2004, a departmental reorganization was initiated in the Communications segment with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve the Company's competitiveness as well as its operating and capital productivity. This reorganization had an implementation cost in 2004 of approximately
$24 million.

In addition to the foregoing initiatives, the Company had undertaken additional activities in 2004 aimed at improving its operating and capital productivity and competitiveness. These additional activities had a cost in 2004 of approximately $16 million.

As at March 31, 2005, no future expenses remain to be accrued or recorded under the programs initiated in 2004, but variances from estimates currently recorded may be recorded in subsequent periods.

Operational Efficiency Program (2001-2003): In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the initiatives identified during the second phase review and included: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

As at March 31, 2005, no future expenses remain to be accrued or recorded under the Operational Efficiency Program (2001-2003), but variances from estimates currently recorded may be recorded in subsequent periods.

5. Financing Costs

												    Three months
Periods ended March 31 (millions) 								2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt					                              $	  157.8       $	  163.6
Interest on short-term obligations and other 						            1.2 	    1.8
Foreign exchange(1)						                                    2.5 	   (0.6)
---------------------------------------------------------------------------------------------------------------------------------
						                                                  161.5 	  164.8
Interest income
  Interest on tax refunds						                          (15.6)	  (17.7)
  Other interest income						                                   (7.5)	   (2.1)
---------------------------------------------------------------------------------------------------------------------------------
						                                                  (23.1)	  (19.8)
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $	  138.4       $	  145.0

=================================================================================================================================

(1) For the three-month period ended March 31, 2005, these amounts include gains (losses) of $NIL (2004 - $(0.3)) in respect of cash flow hedge ineffectiveness; no gains or losses were experienced arising from fair value hedge ineffectiveness.

6. Income Taxes

												    Three months
Periods ended March 31 (millions) 								2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Current					                                                      $	  (21.4)      $	  (29.2)
Future						                                                   91.7 	   91.8
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $	   70.3       $	   62.6
=================================================================================================================================

The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended March 31 ($ in millions) 	        2005	                    	       2004
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax
 at statutory income tax rates	                      $	  108.7 	   34.6%	      $	   57.1            34.7%
Change in estimates of available temporary
 differences in prior years		                  (36.0)		                     -
Tax rate differential on, and consequential
 adjustments from, reassessment of prior
 year tax issues		                          (11.3)				   (1.6)
Share option compensation		                    1.3 				    1.9
Revaluation of future tax assets and
 liabilities for changes in statutory
 income tax rates	                        	     - 					   (1.3)
Other		                                            2.4 				    1.2
---------------------------------------------------------------------------------------------------------------------------------
		                                           65.1 	   20.7%		   57.3 	   34.8%
Large corporations tax		                            5.2 	                            5.3
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense per Consolidated Statements
 of Income	                                      $	   70.3 	   22.4%	     $	   62.6 	   38.0%
=================================================================================================================================

7. Per Share Amounts

Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.

	                                                                                           Three months
Periods ended March 31 (millions)					                        2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Net income					                                              $	  242.2       $	  101.3
Deduct:
 Preference and preferred share dividends						             - 		    0.9
 Redemption premium on preference and preferred shares in excess
  of amount chargeable to contributed surplus			                                     - 		    2.3
---------------------------------------------------------------------------------------------------------------------------------

Basic Common Share and Non-Voting Share income			                                  242.2 	   98.1
Add: Interest charges applicable to convertible debentures,
 net of income tax effects			                                                    1.6 	     -
---------------------------------------------------------------------------------------------------------------------------------

Diluted Common Share and Non-Voting Share income		                              $	  243.8       $	   98.1
=================================================================================================================================
			                                                                            Three months
Periods ended March 31 (millions)					                        2005		2004
---------------------------------------------------------------------------------------------------------------------------------

Basic total weighted average Common Shares and Non-Voting Shares outstanding			  360.2 	  353.1
Effect of dilutive securities
 Exercise of share options and warrants						                    3.9 	    2.5
 Exercise of convertible debentures conversion option					            3.8 	     -
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding			  367.9 	  355.6
=================================================================================================================================

For the three-month period ended March 31, 2005, certain outstanding share options, in the amount of 2.1 million (2004 - 18.1 million) were not included in the computation of diluted income per Common Share and Non-Voting Share because the share options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods. Convertible debentures, which were convertible into 3.8 million shares, were not included in the computation of diluted income per Common Share and Non-Voting Share for the three-month period ended March 31, 2004, as they were antidilutive.

8. Share-Based Compensation

(a) Share Options

Effective January 1, 2004, for purposes of Canadian generally accepted accounting principles, the Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Reflected in the Consolidated Statements of Income as"Operations expense" for the three-month period ended March 31, 2005, is compensation expense arising from share options of $4.2 million (2004 - $5.4 million).

As only share options granted after 2001 are included, the compensation expense arising from share options is not likely to be representative of the effects on reported net income for future years. The compensation expense arising from share options reflect weighted average fair values of $11.26 (2004 - $7.78) for options granted in the three-month period ended March 31, 2005. Share options typically vest over a three-year period and the vesting method of options, which is determined at the date of grant, may be either cliff or graded. The fair value of each option granted is estimated at the time of grant using the Black-Scholes model with weighted average assumptions for grants as follows:

	                                                                                          Three months
Periods ended March 31					                                        2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate					                                             3.7%	    3.8%
Expected lives (years)					                                             4.5	    4.5
Expected volatility					                                            40.0%	   40.0%
Dividend yield					                                                     2.3%	    2.4%
---------------------------------------------------------------------------------------------------------------------------------

(b) Other Share-Based Compensation

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share are recorded as additional restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives (typically the vesting period is 33 months and the vesting method, which is determined at the date of grant, may be either cliff or graded). Reflected in the Consolidated Statements of Income as"Operations expense" for the three-month period ended March 31, 2005, is compensation expense arising from restricted stock units of $3.7 million (2004 -
$1.1 million).

The following table presents a summary of the activity related to the Company's restricted stock units.

Period ended March 31, 2005			                                                   Three months
---------------------------------------------------------------------------------------------------------------------------------
					                                                     Number of
                                                                                            restricted        Weighted
                                                                                              stock units      average price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period						               998,487
Issued
	Initial allocation						                       762,132 	      $	   35.99
	In lieu of dividends						                         8,551 		   37.40
Settled						                                              (121,006)		   34.07
Forfeited and cancelled						                               (35,779)		   37.23
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period						                     1,612,385
=================================================================================================================================

With respect to restricted stock units issued in the first quarter of 2005, and which cliff vest in the fourth quarter of 2007, the Company entered into a cash-settled equity forward agreement that fixes the cost to the Company at $40.91 per restricted stock unit in respect of 600,000 restricted stock units. Similarly, in 2004, with respect to restricted stock units issued in the first quarter of 2004, and which cliff vest in the fourth quarter of 2006, the Company entered into a cash-settled equity forward agreement that fixes the cost to the Company at $26.61 per restricted stock unit in respect of 652,550 restricted stock units.

9. Accounts Receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This"revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at March 31, 2005, the rating was BBB (high).


(millions)	                                                                                As at           As at
                                                                                          March 31, 2005   December 31, 2004
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio	                                                                      $	1,031.6       $ 1,021.7
Securitized receivables		                                                                 (180.6)	 (181.3)
Retained interest in receivables sold		                                                   23.9 	   23.1
---------------------------------------------------------------------------------------------------------------------------------
Receivables held	                                                                      $	  874.9       $	  863.5
=================================================================================================================================

For the three-month period ended March 31, 2005, the Company recognized losses (recoveries) of $0.4 million (2004 - $(0.2) million) on the sale of receivables arising from the securitization.

Cash flows from the securitization are as follows:
                                                                                                    Three months
Periods ended March 31 (millions)								2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning of period		                      $	  150.0       $	  300.0
Securitization reduction payments						                     - 		 (150.0)
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of period				              $	  150.0       $	  150.0
=================================================================================================================================
Proceeds from collections reinvested in revolving period securitizations		      $	  352.7       $	  682.5
=================================================================================================================================
Proceeds from collections pertaining to retained interest		                      $	   54.5       $	  132.3
=================================================================================================================================

10. Capital Assets


(a) Capital Assets, Net

	                                                              Accumulated
                                                                    Depreciation and
	                                                Cost          Amortization	           Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
					                                                       As at            As at
                                                                                             March 31,        December 31,
(millions)                                                                                     2005	        2004
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets	                      $	17,164.5     $	11,455.7 	     $	5,708.8      $	5,814.3
  Assets leased to customers		                   529.4 	   440.4 		   89.0 	  106.5
  Buildings and leasehold improvements		         1,685.3 	   847.1 		  838.2 	  852.6
  Office equipment and furniture		         1,011.1 	   747.7 		  263.4 	  253.8
  Assets under capital lease		                    13.5 	     3.7 		    9.8 	   11.7
  Other		                                           327.0 	   239.9 		   87.1 	   91.1
  Land		                                            46.8 	      - 		   46.8 	   46.8
  Plant under construction		                   381.2 	      - 		  381.2 	  329.6
  Materials and supplies		                    23.0 	      - 	  	   23.0   	   21.8
---------------------------------------------------------------------------------------------------------------------------------
		                                        21,181.8 	13,734.5 		7,447.3 	7,528.2
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base		                           362.9 	   100.1 		  262.8 	  268.2
  Software		                                 1,112.7 	   758.8 		  353.9 	  388.4
  Access to rights-of-way and other		           124.4   	    45.5 		   78.9 	   80.4
---------------------------------------------------------------------------------------------------------------------------------
		                                         1,600.0 	   904.4 		  695.6 	  737.0
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)		                         3,983.1 	 1,018.5 	        2,964.6 	2,955.8
---------------------------------------------------------------------------------------------------------------------------------
	                                              $	26,764.9     $	15,657.4 	     $ 11,107.5       $11,221.0
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Included in capital expenditures for the three-month period ended March 31, 2005, were additions of intangible assets subject to amortization of $38.0 million (2004 - $32.9 million) and intangible assets with indefinite lives of $8.8 million (2004 - NIL).

(b) Intangible Assets Subject to Amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at March 31, 2005, for each of the next five fiscal years is as follows:


Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2005 (balance of year)			                                                                      $	  186.1
2006				                                                                                  161.3
2007				                                                                                   75.9
2008				                                                                                   18.7
2009				                                                                                    9.2

11. Goodwill


Period ended March 31,2005(millions)			                                                    Three months
---------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period			                                                              $	3,126.8
Goodwill arising from acquisitions				                                                   23.0
Foreign exchange on goodwill of self-sustaining foreign operations				                   (2.3)
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of period			                                                                      $	3,147.5
=================================================================================================================================

The goodwill addition in the three-month period ended March 31, 2005, none of which is expected to be deductible for tax purposes, arose from the February 15, 2005, cash acquisition of an effective 49% economic interest in Ambergris Solutions Inc., a business process outsourcing company. The effective 49% economic interest results in the Company controlling Ambergris Solutions Inc. as the Company controls, but does not wholly-own, an intermediate holding company which, in turn, controls, but does not wholly-own, Ambergris Solutions Inc. The Company has an option to purchase an additional effective 3.5% economic interest in Ambergris Solutions Inc. for a 90-day period ending May 16, 2005. This investment was made with a view to enhancing the Company's competitiveness in contact centre offerings. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. Effective the same date, Ambergris Solutions Inc.'s results are included in the Company's Consolidated Statements of Income and are included in the Company's Communications segment.

The following is a summarized balance sheet disclosing the preliminary fair values assigned to each major asset and liability class as at the date of acquisition:


(millions)
---------------------------------------------------------------------------------------------------------------------------------
Assets
  Current Assets			                                                                     $	    9.2
---------------------------------------------------------------------------------------------------------------------------------
   Capital Assets, Net				                                                                   10.3
---------------------------------------------------------------------------------------------------------------------------------
  Other Assets
    Other				                                                                            0.5
    Goodwill				                                                                           23.0
---------------------------------------------------------------------------------------------------------------------------------
				                                                                                   23.5
---------------------------------------------------------------------------------------------------------------------------------
			                                                                                     $	   43.0
=================================================================================================================================
Liabilities
  Current Liabilities			                                                                     $	    5.5
  Future Income Taxes				                                                                    5.3
---------------------------------------------------------------------------------------------------------------------------------
				                                                                                   10.8
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest				                                                            4.7
---------------------------------------------------------------------------------------------------------------------------------
Purchase Price				                                                                           27.5
---------------------------------------------------------------------------------------------------------------------------------
 			                                                                                     $	   43.0
=================================================================================================================================

The following pro forma supplemental information represents certain results of operations as if the business acquisitions had been completed as at the beginning of the periods presented.


Three-month periods ended March 31
($ in millions except per share amounts)			2005					2004
---------------------------------------------------------------------------------------------------------------------------------
	                                                As reported	Pro forma(1)		As reported	Pro forma(2)
Operating revenues	                              $	1,974.7       $	 1,979.5 	     $	1,803.8      $	1,820.6
Net income	                                      $	  242.2       $	   242.7 	     $	  101.3      $	  103.5
Income per Common Share and Non-Voting Share
  - Basic                                             $	    0.67      $	     0.67 	     $	    0.28     $	    0.28
  - Diluted	                                      $	    0.66      $	     0.66 	     $	    0.28     $	    0.28
---------------------------------------------------------------------------------------------------------------------------------

(1) Pro forma amounts for 2005 reflect Ambergris Solutions Inc.
(2 Pro forma amounts for 2004 reflect Ambergris Solutions Inc. and ADCOM, Inc. ADCOM, Inc. was purchased effective November 15, 2004, and its results have been included in the Company's Consolidated Statements of Income effective the same date.

12. Long-Term Debt

(a) Details of Long-Term Debt

                                                                                    As at 		       As at
($ in millions)                                                                    March 31,                 December 31,
Series	        	      Rate of interest		  Maturity                   2005                       2004
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Notes
CA		                 7.5%(1)		 June 2006		   $ 1,575.1 		     $	1,574.6
U.S. (2)	                 7.5%(1)		 June 2007		     1,407.8 			1,398.6
U.S. (3)		         8.0%(1)		 June 2011		     2,319.1 			2,303.9
---------------------------------------------------------------------------------------------------------------------------------
						                                     5,302.0 			5,277.1
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Convertible Debentures
		                 6.75%(1)		 June 2010		       141.9 			  141.6
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
1		                12.00%(1)		 May 2010		        50.0 			   50.0
2		                11.90%(1)		 November 2015		       125.0 			  125.0
3		                10.65%(1)		 June 2021		       175.0 			  175.0
5		                 9.65%(1)		 April 2022		       249.0 			  249.0
B		                 8.80%(1)		 September 2025		       200.0 			  200.0
---------------------------------------------------------------------------------------------------------------------------------
						                                       799.0 			  799.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. First Mortgage Bonds
           U		        11.50%(1)		 July 2010			30.0 			   30.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Notes
           1		        7.10%(1)		 February 2007			70.0 			   70.0
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 4.1% to 8.5% and maturing
 on various dates up to 2011		                                                10.2 			   10.7
---------------------------------------------------------------------------------------------------------------------------------
Other 			                                                                 7.6 			    8.1
---------------------------------------------------------------------------------------------------------------------------------
Total debt						                             6,360.7 		        6,336.5
Less - current maturities					                         4.4 			    4.3
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt				                                           $ 6,356.3 		     $	6,332.2
=================================================================================================================================

(1) Interest is payable semi-annually.
(2) Principal face value of notes is U.S.$1,166.5 million (December 31, 2004
    - U.S.$1,166.5 million).
(3) Principal face value of notes is U.S.$1,925.0 million (December 31, 2004
    - U.S.$1,925.0 million).

(b) TELUS Corporation Convertible Debentures

The 6.75% convertible debentures are unsecured, subordinated obligations of the Company which mature on June 15, 2010, and are convertible at the holders' option into Non-Voting Shares of the Company at a rate reflecting a share price of $39.73. The convertible debentures were not redeemable prior to June 15, 2003. Redemption in the period from June 15, 2003, through June 15, 2005, is allowed provided that the average trading price of the Non-Voting Shares for a defined period exceeds 125% of the conversion price.

The holder's embedded conversion option is valued using the residual value approach and continues to be presented as a component of shareholders' equity (see Note 13(a)).

On February 16, 2005, the Company announced its intention to redeem its convertible debentures at par, plus accrued and unpaid interest, on June 16, 2005.

During the three-month period ended March 31, 2005, convertible debenture holders exercised conversion options resulting in less than $0.1 million of convertible debenture principal being converted into 829 Non-Voting Shares (see
Note 13(b)).

(c) TELUS Corporation Credit Facilities

Subsequent to March 31, 2005, TELUS Corporation entered into a new $1.6 billion bank credit facility with a syndicate of financial institutions. The new credit facilities consist of: i) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 7, 2008, to be used for general corporate purposes, and ii) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 4, 2010, to be used for general corporate purposes. These new facilities replaced the Company's existing committed credit facilities prior to the availability termination dates of such facilities.

TELUS Corporation's new credit facilities are unsecured and bear interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its long-term debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facilities.

Continued access to TELUS Corporation's credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

No amounts were drawn under the Company's credit facilities as at March 31, 2005, and December 31, 2004.

(d) Debt Covenants

As at March 31, 2005, the Company and its subsidiaries are in compliance with all of their debt covenants.

(e) Long-Term Debt Maturities

Anticipated requirements to meet long-term debt repayments during each of the five years ending December 31 are as follows:

(millions)													Total(1)
---------------------------------------------------------------------------------------------------------------------------------
2005 (balance of year)						                                            $       3.6
2006						                                                                1,586.3
2007						                                                                1,870.4
2008						                                                                    2.8
2009						                                                                    0.9

(1) Where applicable, repayments reflect hedged foreign exchange rates

13. Shareholders' Equity

(a) Details of Shareholders' Equity

                                                                                                As at          As at
                                                                                              March 31,      December 31,
($ in millions except per share amounts)	                          			2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Convertible debentures conversion option (Note 12(b))	                                      $	     8.8      $	    8.8
---------------------------------------------------------------------------------------------------------------------------------
Preferred equity
    Authorized	                           Amount
      First Preferred Shares	       1,000,000,000
      Second Preferred Shares	       1,000,000,000
Common equity
  Shares
    Authorized	                           Amount
      Common Shares	               1,000,000,000
      Non-Voting Shares	               1,000,000,000
Issued
      Common Shares (b)		                                                                 2,389.0 	2,407.5
      Non-Voting Shares (b)		                                                         3,477.3 	3,426.7
Options and warrants (c)		                                                            22.6 	   26.9
Accrual for shares issuable under channel stock incentive plan (d)		                     1.0 	    0.8
Cumulative foreign currency translation adjustment		                                    (5.3)	   (2.2)
Retained earnings		                                                                 1,088.1 	1,008.1
Contributed surplus (e)		                                                                   143.7 	  149.0
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                 7,116.4 	7,016.8
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity	                                                              $	 7,125.2      $	7,025.6
=================================================================================================================================

(b) Changes in Common Shares and Non-Voting Shares


Period ended March 31, 2005			                                                   Three months
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                    Number of 	      Amount
                                                                                              shares         (millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
Beginning of period						                             192,748,738      $	2,407.5
Exercise of share options (f)					                                 321,003            8.7
Purchase of shares for cancellation pursuant to normal course issuer bid (g)		      (2,097,100)	  (26.2)
Expiration of predecessor share exchange privilege (h)			                         (80,642)	   (1.0)
---------------------------------------------------------------------------------------------------------------------------------
End of period						                                     190,891,999      $ 2,389.0
=================================================================================================================================
Non-Voting Shares
Beginning of period						                             165,803,123      $	3,426.7
Exercise of warrants (c)					                      	           2,024 	    0.1
Exercise of convertible debenture conversion option					             829 	     -
Channel stock incentive plan (d)						                  12,225 	    0.4
Exercise of share options (f)						                       3,736,116	   92.9
Purchase of shares for cancellation pursuant to normal course issuer bid (g)		      (2,036,100)	  (42.2)
Expiration of predecessor share exchange privilege (h)			                         (26,327)	   (0.6)
---------------------------------------------------------------------------------------------------------------------------------
End of period						                                     167,491,890      $	3,477.3
=================================================================================================================================

(c) Options and Warrants

Upon its acquisition of Clearnet Communications Inc. ("Clearnet") in 2000, the Company was required to record the intrinsic value of Clearnet options and warrants outstanding at that time. As these options and warrants are exercised, the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited or expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.

Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005.

(d) Channel Stock Incentive Plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. As at March 31, 2005, shares earned, but not yet issued, are accrued as a component of Common Equity.

(e) Contributed Surplus

The following table presents a summary of the activity related to the Company's contributed surplus for the three-month period ended March 31:


Period ended March 31, 2005 (millions)				                                 	  Three months
---------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period							                              $	  149.0
Share option expense recognized in period (Note 8(a))					                            4.2
Share option expense reclassified to Non-Voting Share capital account upon exercise of share options		   (9.5)
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of period							                                      $	  143.7
=================================================================================================================================

(f) Share Option Plans

The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the time of grant.

The following table presents a summary of the activity related to the Company's share options plans for the periods ended March 31.


Period ended March 31, 2005			                                                  Three months
---------------------------------------------------------------------------------------------------------------------------------
					                                                                      Weighted
                                                                                              Number of    average option
                                                                                               shares          price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period						             21,914,760       $	   26.07
Granted					                                            	      1,125,865 	   35.55
Exercised						                                     (4,057,119) 	   21.66
Forfeited						                                       (662,450) 	   26.15
Expired and cancelled						                               (140,855) 	   41.63
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period						                     18,180,201 	   27.51
=================================================================================================================================

(g) Purchase of Shares for Cancellation Pursuant to Normal Course Issuer Bid

The Company purchased, for cancellation, Common Shares and Non-Voting Shares pursuant to a normal course issuer bid that runs for a twelve-month period ending December 19, 2005, for up to 14.0 million Common Shares and 11.5 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at March 31, 2005, 346,200 Common Shares and 265,300 Non-Voting Shares had been purchased and had not yet been cancelled.

Period ended March 31, 2005 ($ in millions)					Three months
---------------------------------------------------------------------------------------------------------------------------------
											Purchase price
								 ----------------------------------------------------------------
													     Charged to
						      Number of 			     Charged to	      retained
						       shares		Paid		    share capital     earnings
---------------------------------------------------------------------------------------------------------------------------------
Common Shares purchased for cancellation
  Prior to beginning of period				755,711       $    27.3 	      $     9.4       $    17.9
  During period					      2,097,100 	   81.6 		   26.2 	   55.4
---------------------------------------------------------------------------------------------------------------------------------
  Cumulative total				      2,852,811       $	  108.9 	      $	   35.6       $	   73.3
=================================================================================================================================
Non-Voting Shares purchased for cancellation
  Prior to beginning of period			      1,451,400       $	   50.7 	      $	   30.0       $	   20.7
  During period					      2,036,100 	   76.7 		   42.2 	   34.5
---------------------------------------------------------------------------------------------------------------------------------
  Cumulative total				      3,487,500       $	  127.4 	      $	   72.2       $	   55.2
=================================================================================================================================
Common Shares and Non-Voting Shares purchased
 for cancellation
  Prior to beginning of period			      2,207,111       $	   78.0 	      $	   39.4       $    38.6
  During period					      4,133,200 	  158.3 		   68.4 	   89.9
---------------------------------------------------------------------------------------------------------------------------------
  Cumulative total				      6,340,311       $	  236.3 	      $	  107.8       $	  128.5
=================================================================================================================================

(h) Expiration of Predecessor Share Exchange Privilege

As set out in the Joint Management Proxy Circular of December 8, 1998, holders of BC TELECOM Inc. Common Shares and holders of Alberta-based TELUS Corporation Common Shares had six years to exchange their shares for shares that have become what are now the Company's Common Shares and Non-Voting Shares; such period elapsed on January 31, 2005. The amounts corresponding with the unexchanged shares have been removed from the equity accounts.

(i) Employee Share Purchase Plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 40% (45% for the employee population up to a certain job classification) for every dollar contributed by an employee, to a maximum of 6% of employee pay. The Company records its contributions as a component of operating expenses. For the three-month period ended March 31, 2005, the employees and the Company contributed $18.8 million (2004 - $15.2 million) and $8.1 million (2004 - $6.1 million), respectively, to this plan.

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001 and subsequent to November 1, 2004, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices; in the intervening period, shares were also issued from Treasury.

(j) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the three-month period ended March 31, 2005, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

In respect of Common Share and Non-Voting Share dividends declared during the three-month period ended March 31, 2005, $1.9 million (2004 - $5.7 million) was to be reinvested in Non-Voting Shares.

(k) Shares Reserved for Issuance

(millions)											As at March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------
											       Common        Non-Voting
											       Shares	       Shares
---------------------------------------------------------------------------------------------------------------------------------
For exercise of:
  Convertible debentures conversion option							 - 		 3.8
  Share options											2.5 		19.8
  Warrants											 - 		 0.6
---------------------------------------------------------------------------------------------------------------------------------
												2.5 		24.2
=================================================================================================================================

14. Commitments and Contingent Liabilities

(a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts

On May 30, 2002, and on July 31, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability (see
Note 15(b)) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period" which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period. The Company is uncertain when the CRTC will make its determination on this proceeding.

Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's revenues. To the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, both for current and prior periods, the Company draws down the deferral account by an offsetting amount. For the three-month period ended March 31, 2005, the Company drew down the deferral account by $18.4 million in respect of discounts on Competitor Digital Network services.

(b) Labour Negotiations

Collective bargaining with the Telecommunications Workers Union: In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the multiple legacy agreements from BC TELECOM and Alberta-based TELUS. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. In the first quarter of 2004, the extended conciliation process, that included a global review of all outstanding issues, concluded and the outstanding issues were not resolved. On January 15, 2004, the Federal Minister of Labour appointed the two conciliators as mediators to continue to work with the Company and the Telecommunications Workers Union towards a possible resolution.

On January 28, 2004, the Canada Industrial Relations Board ruled, in response to an unfair labour practice complaint filed by the Telecommunications Workers Union, that the Company must make an offer of binding arbitration to the Telecommunications Workers Union to settle the collective agreement between the parties. The Company made the offer of binding arbitration on January 29, 2004, and on January 30, 2004, the Telecommunications Workers Union accepted the offer. The Company filed an application for reconsideration and on February 2, 2005, the Canada Industrial Relations Board reversed the decision that placed the parties in binding arbitration. Subsequently, the Telecommunications Workers Union filed an application in the Federal Court of Appeal, scheduled to be heard on May 31 - June 1, 2005, seeking to overturn the Canada Industrial Relations Board's reconsideration decision and restore the order that placed the parties in binding arbitration.

On April 18, 2005, the Company delivered first notice of lockout to the Telecommunications Workers Union. That notice, effective April 25, 2005, included the following measures: the suspension of grievance and arbitration processes, joint Union management committees, scheduling of accumulated time off, payment for the first day of sickness absence and the deferral of wage progression increases and increases in vacation entitlements. Attempts by the Telecommunications Workers Union at the Federal Court of Appeal and the Canada Industrial Relations Board for interim relief against this notice were unsuccessful.

The Company was notified by the Canada Industrial Relations Board, on May 4, 2005, of an additional application by the Telecommunications Workers Union. The Telecommunications Workers Union's application, which attempts to amend an earlier complaint, alleges the Company's lockout notice and measures and communications to bargaining unit team members are not compliant with the Canada Labour Code. The complaint seeks an order that the Company offer the Telecommunications Workers Union binding arbitration to settle the collective agreement.

Notwithstanding the Telecommunications Workers Union's application to the Federal Court of Appeal and most recent application to the Canada Industrial Relations Board, collective bargaining with the Telecommunications Workers Union resumed on February 10, 2005, and the parties continue to meet with the assistance of a federally appointed mediator.

There can be no assurance that, with the resumption of collective bargaining, compensation increases will be as planned or that reduced productivity will not occur as a result of a labour disruption. Should the ultimate operational and financial impacts differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result. The operational and financial impacts of the outcome of the appeal process on the Company are not practicably determinable currently.

Canada Industrial Relations Board Letter Decision 1088 and Decision 278: On May 21, 2004, the Canada Industrial Relations Board declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes. The Canada Industrial Relations Board also determined that the Mobility segment's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in British Columbia and Alberta, should be included in the Telecommunications Workers Union bargaining unit without a representational vote.

On June 23, 2004, both TELE-MOBILE COMPANY and TELUS Communications Inc. filed an application to the Federal Court of Appeal for a judicial review of the Canada Industrial Relations Board Letter Decision 1088 and the subsequent Decision 278. The judicial review was heard on October 4-5, 2004, and subsequently, on December 16, 2004, the Federal Court of Appeal released its decision dismissing the appeal of Decision 278 by TELE-MOBILE COMPANY and TELUS Communications Inc.

On February 14, 2005, TELE-MOBILE COMPANY and TELUS Communications Inc. applied to the Supreme Court of Canada for leave to appeal the Federal Court of Appeal's December 16, 2004, decision. As of the date of these interim consolidated financial statements, no decision has yet been rendered on the application for leave to appeal.

Should the ultimate operational and financial impacts of Decision 278 and Letter Decision 1088 differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

(c) Guarantees

Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a"worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

The Company has guaranteed third parties' financial obligations as part of a facility naming rights agreement. The guarantees, in total, run through to August 31, 2008, on a declining-balance basis and are of limited recourse.

As at March 31, 2005, the Company has no liability recorded in respect of the aforementioned performance guarantees.

Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at March 31, 2005, the Company has a liability of $1.0 million (December 31, 2004 - $1.0 million) recorded in respect of these lease guarantees.

The following table quantifies the maximum undiscounted guarantee amounts as at March 31, 2005, without regard for the likelihood of having to make such payment.

							    Performance		     Financial
(millions)						   guarantees(1)	   guarantees(1)	       Total
---------------------------------------------------------------------------------------------------------------------------------
2005 (balance of year)					      $     2.3		      $     2.4 	      $     4.7
2006								    1.5 		    1.9 		    3.4
2007								    1.0 		    1.0 		    2.0
2008								    0.5 		    0.3 		    0.8
2009								     - 	    		     - 			     -

(1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at March 31, 2005, the Company has no liability recorded in respect of indemnification obligations.

(d) Claims and Lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the Canadian Human Rights Commission advised that it would commence an investigation of the Telecommunications Workers Union complaint. In February 2003, the Canadian Human Rights Commission offered to mediate a settlement of the complaint, but the Company declined the offer. The Canadian Human Rights Commission referred the complaint to conciliation under the Canadian Human Rights Act and appointed a conciliator to assist in settling the complaint. The complaint was not resolved through conciliation and it was referred back to the Canadian Human Rights Commission in December 2004. Under the terms of referral back to the Canadian Human Rights Commission, the complaint may be dismissed, subjected to further investigation or placed before a tribunal for adjudication. The Company believes that it has good defences to the Telecommunications Workers Union's complaint and has taken the position that it should be dismissed. Should the ultimate resolution of the pay equity complaint differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: In January 2002, the Company became aware of two statements of claim filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. Should the ultimate resolution of these actions differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class has not been certified. The Company believes that it has good defences to the action.

Similar proceedings have been filed by or on behalf of plaintiffs' counsel in other provincial jurisdictions, but plaintiffs' counsel has formally undertaken not to advance them until the Saskatchewan action has been decided.

Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

15. Additional Financial Information

(a) Income Statement

			                                                                           Three months
Periods ended March 31 (millions)					                       2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Operations expense(1):
  Cost of sales and service								      $   616.5       $   584.8
  Selling, general and administrative								  492.6 	  481.8
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,109.1       $ 1,066.6
=================================================================================================================================
Advertising expense									      $    37.0       $    32.0
=================================================================================================================================

(1) Cost of sales and service include cost of goods sold and costs to operate and maintain access to and usage of the Company's telecommunication infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

    Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(b) Balance Sheet

											       As at	       As at
											     March 31, 	    December 31,
(millions)				 							2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable								      $   704.2       $   727.0
  Accrued receivables - customer 								  113.0 	  114.1
  Allowance for doubtful accounts								  (66.2)	  (69.3)
---------------------------------------------------------------------------------------------------------------------------------
												  751.0 	  771.8
  Accrued receivables - other 									  115.6 	   81.7
  Other												    8.3 	   10.0
---------------------------------------------------------------------------------------------------------------------------------
											      $   874.9       $   863.5
=================================================================================================================================
Prepaid expense and other
  Prepaid expenses									      $   144.0       $   101.4
  Deferred customer activation and installation costs						   66.2 	   76.2
  Other												   35.6 	    5.8
---------------------------------------------------------------------------------------------------------------------------------
											      $   245.8       $   183.4
=================================================================================================================================
Deferred charges
  Recognized transitional pension assets and pension plan contributions in
   excess of charges to income					 			      $   597.2       $   556.7
  Deferred customer activation and installation costs						   95.4 	   94.4
  Cost of issuing debt securities, less amortization						   29.8 	   32.1
  Other												   24.0 	   21.2
---------------------------------------------------------------------------------------------------------------------------------
											      $   746.4       $   704.4
=================================================================================================================================
Accounts payable and accrued liabilities
  Accrued liabilities									      $   467.3       $   409.1
  Payroll and other employee-related liabilities						  490.1 	  535.4
  Asset retirement obligations									    3.1 	    3.1
---------------------------------------------------------------------------------------------------------------------------------
												  960.5 	  947.6
  Trade accounts payable									  278.6 	  313.0
  Interest payable										  204.6 	   65.0
  Other												   43.2 	   37.0
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,486.9       $ 1,362.6
=================================================================================================================================
Advance billings and customer deposits
  Advance billings									      $   311.3       $   294.4
  CRTC Decisions 2002-34 and 2002-43 deferral accounts (Note 14(a))				  127.1 	  128.7
  Deferred customer activation and installation fees						   66.2 	   79.6
  Customer deposits										   27.6 	   28.8
---------------------------------------------------------------------------------------------------------------------------------
											      $   532.2       $   531.5
=================================================================================================================================
Other Long-Term Liabilities
  Deferred hedging liability								      $ 1,009.5       $ 1,032.6
  Pension and other post-retirement liabilities							  177.4 	  172.8
  Deferred gain on sale-leaseback of buildings							   96.1 	   98.7
  Deferred customer activation and installation fees						   95.4 	   94.4
  Asset retirement obligations									   19.2 	   19.2
  Other												   89.0 	   88.4
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,486.6       $ 1,506.1
=================================================================================================================================

(c) Supplementary Cash Flow Information

												    Three months
Periods ended March 31 (millions)								2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital
  Accounts receivable									      $    (2.2)     $    (38.9)
  Income and other taxes receivable								  (40.2)           69.9
  Inventories											   22.3      	    5.7
  Prepaid expenses and other									  (62.4)	  (35.6)
  Accounts payable and accrued liabilities							  122.9 	   39.0
  Advance billings and customer deposits							    0.7 	    9.9
---------------------------------------------------------------------------------------------------------------------------------
											      $    41.1       $    50.0
=================================================================================================================================

16. Employee Future Benefits

(a) Defined Benefit Plans

The Company's net defined benefit plan costs were as follows:

Three-month periods ended March 31
(millions)						2005						2004
---------------------------------------------------------------------------------    --------------------------------------------
				     Incurred in      Matching     Recognized in     Incurred in      Matching     Recognized in
				       period	   adjustments(1)      period	       period      adjustments(1)      period
---------------------------------------------------------------------------------------------------------------------------------
PENSION BENEFIT PLANS
  Current service cost		      $    17.1       $      - 	      $    17.1       $    17.6       $      - 	      $    17.6
  Interest cost				   79.8 	     - 		   79.8 	   78.1 	     - 		   78.1
  Return on plan assets			 (122.9)	   24.8 	  (98.1)	 (164.2)	   70.9 	  (93.3)
  Past service costs			     - 		    0.2 	    0.2 	     - 		    0.2 	    0.2
  Actuarial loss (gain)			    5.0 	     - 		    5.0 	    6.1 	     - 		    6.1
  Valuation allowance provided
   against accrued benefit asset	     - 		    6.4 	    6.4 	     - 		    6.4 	    6.4
  Amortization of transitional
   obligation (asset)			     - 		  (11.2)	  (11.2)	     - 		  (11.2)	  (11.2)
---------------------------------------------------------------------------------------------------------------------------------
				      $   (21.0)      $    20.2       $    (0.8)      $   (62.4)      $    66.3       $     3.9
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.



Three-month periods ended March 31
(millions)						2005						2004
---------------------------------------------------------------------------------    --------------------------------------------
				     Incurred in      Matching     Recognized in     Incurred in      Matching     Recognized in
				       period	   adjustments(1)      period	       period      adjustments(1)      period
---------------------------------------------------------------------------------------------------------------------------------
OTHER BENEFIT PLANS
  Current service cost		      $     2.8       $      -	      $     2.8       $     1.2       $      - 	      $     1.2
  Interest cost				    0.5 	     - 		    0.5 	    0.8 	     - 	            0.8
  Return on plan assets			   (0.6)	     - 		   (0.6)	   (0.7)	     - 		   (0.7)
  Actuarial loss (gain)			   (0.7)	     - 		   (0.7)	   (0.3)	     - 		   (0.3)
  Amortization of transitional
   obligation (asset)		 	     - 		    0.2             0.2 	     - 		    0.2 	    0.2
---------------------------------------------------------------------------------------------------------------------------------
				      $     2.0       $     0.2       $     2.2       $     1.0       $     0.2       $     1.2
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b) Employer Contributions

The best estimate of fiscal 2005 employer contributions to the Company's defined benefit pension plans has been revised to approximately $116 million (the best estimate at December 31, 2004, was $105.9 million).

(c) Defined Contribution Plans

The Company's total defined contribution pension plan costs recognized were as follows:

												    Three months
Periods ended March 31 (millions)								2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Union pension plan and public service pension plan contributions			      $    10.7       $     9.3
Other defined contribution pension plans							    3.7 	    6.3
---------------------------------------------------------------------------------------------------------------------------------
											      $    14.4       $    15.6
=================================================================================================================================

17. Segmented Information

The Company's reportable segments, which are used to manage the business, are Communications and Mobility. The Communications segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Mobility segment includes digital personal communications services and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

Three-month Periods
ended March 31	       Communications		       Mobility			  Eliminations		       Consolidated
(millions)	     2005	   2004		  2005	        2004	       2005	     2004	    2005	  2004
---------------------------------------------------------------------------------------------------------------------------------

External revenue   $ 1,222.2 	 $ 1,171.1      $   752.5     $   632.7      $      - 	   $      - 	  $ 1,974.7 	$ 1,803.8
Intersegment
 revenue		22.6 	      25.0 	      5.8 	    4.6 	 (28.4)	       (29.6)	         - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     1,244.8 	   1,196.1 	    758.3 	  637.3 	 (28.4)	       (29.6)	    1,974.7 	  1,803.8
Operations expense     716.6 	     706.7 	    420.9 	  389.5 	 (28.4)	       (29.6)	    1,109.1 	  1,066.6
Restructuring and
 work-force
 reduction costs	 9.4 	      15.9 	       - 	     - 		    - 	          - 		9.4 	     15.9
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)	   $   518.8 	 $   473.5 	$   337.4     $   247.8      $      - 	   $      - 	  $   856.2 	$   721.3
=================================================================================================================================
CAPEX(2)	   $   213.6 	 $   259.4 	$    59.6     $    50.3      $      - 	   $      - 	  $   273.2 	$   309.7
=================================================================================================================================
EBITDA less CAPEX  $   305.2 	 $   214.1 	$   277.8     $   197.5      $      - 	   $      - 	  $   583.0 	$   411.6
=================================================================================================================================

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2) Total capital expenditures ("CAPEX").

18. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

												    Three months
Periods ended March 31 (millions except per share amounts)					2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with Canadian GAAP						      $   242.2       $   101.3
Adjustments:
  Operating expenses
    Operations (b)										     - 		    1.2
    Depreciation (c)										     - 		    6.5
    Amortization of intangible assets (d)							  (20.5)	  (20.5)
  Financing costs (f)										    0.9		    1.9
  Accounting for derivatives (g)								    3.4 	     -
  Taxes on the above adjustments (h)								    7.1 	    5.4
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP								  233.1 	   95.8
Other comprehensive income (loss) (i)								 (112.2)	  (22.1)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with U.S. GAAP					      $   120.9       $    73.7
=================================================================================================================================
Net income in accordance with U.S. GAAP per Common Share and Non-Voting
  - Basic										      $     0.65      $     0.26
  - Diluted										      $     0.64      $     0.26

The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

												    Three months
Periods ended March 31 (millions)								2005		2004
---------------------------------------------------------------------------------------------------------------------------------

Balance at beginning of period								      $  (590.2)      $  (844.7)
Net income in accordance with U.S. GAAP								  233.1 	   95.8
---------------------------------------------------------------------------------------------------------------------------------
Less: Common Share and Non-Voting Share dividends paid, or payable, in cash 			   72.3 	   47.3
      Common Share and Non-Voting Share dividends reinvested, or to be reinvested,
       in shares issued from Treasury								     - 		    5.7
      Cost of purchase of Common Shares and Non-Voting Shares in excess of stated
       capital (Note 13(g))									   89.9 	     -
      Preference and preferred share dividends							     - 		    0.9
      Redemption premium on preference and preferred shares in excess of amount
       chargeable to contributed surplus							     - 		    2.5
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of period 								      $  (519.3)      $  (805.3)
=================================================================================================================================

The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

											       As at 	       As at
											     March 31,	    December 31,
(millions)											2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Current Assets										      $ 3,023.7       $ 2,647.6
Capital Assets
  Property, plant, equipment and other								7,447.3 	7,528.2
  Intangible assets subject to amortization							2,414.6 	2,476.5
  Intangible assets with indefinite lives							2,964.6 	2,955.8
Goodwill											3,566.1 	3,545.4
Deferred Income Taxes										  248.9 	  218.8
Other Assets											  680.3 	  658.5
---------------------------------------------------------------------------------------------------------------------------------
											      $20,345.5       $20,030.8
=================================================================================================================================
Current Liabilities									      $ 2,154.2       $ 1,969.1
Long-Term Debt											6,368.0 	6,341.1
Other Long-Term Liabilities									1,887.1 	1,763.8
Deferred Income Taxes										1,590.1 	1,593.7
Non-Controlling Interest									   18.9		   13.1
Shareholders' Equity										8,327.2 	8,350.0
---------------------------------------------------------------------------------------------------------------------------------
											      $20,345.5       $20,030.8
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

											       As at 	       As at
											     March 31,	    December 31,
(millions)											2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under Canadian GAAP						      $ 7,125.2       $ 7,025.6
Adjustments:
  Purchase versus Pooling Accounting (a), (c) - (f)						1,443.1 	1,458.9
  Additional goodwill on Clearnet purchase (e)							  123.5 	  123.5
  Convertible debentures (including conversion option) (f)					   (7.7)	   (8.0)
  Accounting for derivatives (g)								   (0.8)	   (3.0)
  Accumulated other comprehensive income (loss) (i), excluding cumulative foreign
   currency translation adjustment								 (356.1)	 (247.0)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							      $ 8,327.2       $ 8,350.0
=================================================================================================================================
Composition of Shareholders' Equity under U.S. GAAP
  Common equity
    Common Shares									      $ 4,322.5       $ 4,341.0
    Non-Voting Shares										4,741.9 	4,700.8
    Options and warrants (Note 13(c))								   22.6 	   26.9
    Accrual for shares issuable under channel stock incentive plan				    1.0 	    0.8
    Retained earnings (deficit) 								 (519.3)	 (590.2)
    Accumulated other comprehensive income (loss) (i)						 (361.4)	 (249.2)
    Contributed surplus										  119.9 	  119.9
---------------------------------------------------------------------------------------------------------------------------------
											      $ 8,327.2       $ 8,350.0
=================================================================================================================================

(a)	Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Operating Expenses - Operations

												    Three months
Periods ended March 31 (millions)								2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Future employee benefits								      $    (4.2)      $	   (4.2)
Share-based compensation									    4.2 	    5.4
---------------------------------------------------------------------------------------------------------------------------------
										              $      - 	      $	    1.2
=================================================================================================================================

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001 (see Note 8(a)). U.S. GAAP requires disclosure of the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting had been applied for awards made after 1994; the Company continues to use the intrinsic value method for purposes of U.S. GAAP. The fair values of the Company's options granted in 2004 and 2003, and the weighted average assumptions used in estimating the fair values, are set out in Note 8(a). Such impact, using the fair values set out in
Note 8(a), would approximate the pro forma amounts in the following table.

												    Three months
Periods ended March 31 (millions except per share amounts)					2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP
  As reported										      $   233.1       $    95.8
  Deduct: Share-based compensation arising from share options determined
   under fair value based method for all awards							   (4.2)	   (6.8)
---------------------------------------------------------------------------------------------------------------------------------
  Pro forma										      $   228.9       $    89.0
=================================================================================================================================
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
  Basic
    As reported (using intrinsic value method)						      $     0.65      $     0.26
    Pro forma (using fair value method)							      $     0.64      $     0.24
  Diluted
    As reported (using intrinsic value method)						      $     0.64      $     0.26
    Pro forma (using fair value method)							      $     0.62      $     0.24

(c) Operating Expenses - Depreciation

Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values). As of March 31, 2004, the amortization of this difference had been completed.

(d) Operating Expenses - Amortization of Intangible Assets

As TELUS' intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

								    Accumulated
							Cost	    Amortization		  Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
											       As at 	       As at
											     March 31,	    December 31,
(millions)											2005	 	2004
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscribers - wireline			      $ 1,950.0       $   267.0 	      $ 1,683.0       $ 1,692.6
  Subscribers - wireless 				  250.0 	  214.0 		   36.0 	   46.9
---------------------------------------------------------------------------------------------------------------------------------
							2,200.0 	  481.0 		1,719.0 	1,739.5
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)					1,833.3 	1,833.3 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
						      $ 4,033.3       $ 2,314.3 	      $ 1,719.0       $ 1,739.5
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at March 31, 2005, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2005 (balance of year)											      $   247.5
2006														  203.2
2007														  114.3
2008													  	   57.1
2009														   47.6

(e) Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(f) Financing Costs

Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different from TELUS' interest expense based on underlying cost (book value).

Convertible debentures: Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders' equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. The principal accretion occurring under Canadian GAAP is not required under U.S. GAAP and the adjustment is included in the interest expense adjustment in the reconciliation.

(g) Accounting for Derivatives

On January 1, 2001, the Company adopted, for U.S. GAAP purposes, the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires that all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income (see
(i)).

(h) Income Taxes

												    Three months
Periods ended March 31 (millions)								2005		2004
---------------------------------------------------------------------------------------------------------------------------------
Current											      $   (21.4)      $   (29.2)
Deferred											   84.6 	   86.4
---------------------------------------------------------------------------------------------------------------------------------
												   63.2 	   57.2
Investment Tax Credits										     - 		   (0.5)
---------------------------------------------------------------------------------------------------------------------------------
											      $    63.2       $    56.7
=================================================================================================================================

The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Three-month periods
ended March 31  ($ in millions)                                  2005				      2004

---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates			      $   103.1 	34.6%		      $    53.2 	34.7%
Change in estimates of available temporary
 differences in prior years				  (36.0)				     -
Tax rate differential on, and consequential
 adjustments from, reassessment of prior year
 tax issues						  (11.3)				   (1.6)
Revaluation of deferred tax assets and liabilities
 for changes in statutory income tax rates		     - 					   (0.8)
Investment Tax Credits				             - 					   (0.3)
Other							    2.2 				    0.9
---------------------------------------------------------------------------------------------------------------------------------
							   58.0 	19.5%			   51.4 	33.5%
Large corporations tax					    5.2 				    5.3
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense 			      $    63.2 	21.2%		      $    56.7 	37.0%
=================================================================================================================================

(i) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Periods ended March 31
(millions)				  2005							    2004
--------------------------------------------------------------------    --------------------------------------------------------
		  Unrealized		       Cumulative		    Unrealized		         Cumulative
		 fair value of			foreign 		   fair value of		  foreign
		  derivative	 Minimum 	currency 		    derivative	   Minimum 	  currency
		  cash flow 	 pension      translation		    cash flow 	   pension      translation
		    hedges	liability      adjustment      Total	      hedges	  liability      adjustment      Total
---------------------------------------------------------------------------------------------------------------------------------
Amount arising	  $  (165.3)	 $    (0.9)	$    (3.1)    $  (169.3)     $   (33.7)	   $    (0.9)	  $     0.4 	$   (34.2)
Income tax
 expense (recovery)   (56.9)	      (0.2)	       - 	  (57.1)	 (11.7)		(0.4)		 - 	    (12.1)
---------------------------------------------------------------------------------------------------------------------------------
Net		     (108.4)	      (0.7)	     (3.1)	 (112.2)	 (22.0)		(0.5)		0.4 	    (22.1)
Accumulated other
 comprehensive
 income (loss),
 beginning of
 period		     (121.1)	    (125.9)	     (2.2)	 (249.2)	 (73.6)	      (110.4)	       (2.7)	   (186.7)
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other
 comprehensive
 income (loss),
 end of period	  $  (229.5)     $  (126.6)	$    (5.3)    $  (361.4)     $   (95.6)    $  (110.9)     $    (2.3)    $  (208.8)
=================================================================================================================================

(j) Recently Issued Accounting Standards Not Yet Implemented

Equity-based compensation. Under U.S. GAAP, effective for its 2006 fiscal year, the Company will be required to apply the fair value method of accounting for share-based compensation awards granted to employees, as prescribed by SFAS 123(R). As compared with the information that has been previously and currently disclosed for U.S. GAAP purposes, the adoption of this standard will result in a reclassification between share capital, contributed surplus and retained earnings. The Company expects that it will use the modified prospective transition method. The Company is in the process of estimating the impact on the U.S. GAAP reconciliation disclosures, but has not yet finalized the amounts; such amount would be in excess of the $176.9 million in share option expense reported in the U.S. GAAP reconciliation disclosures for the fiscal years ended December 31, 2004-1999, inclusive, due to the initial effective date of SFAS 123.

Other. As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 4, 2005
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary